FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2013

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item	Sequential Page Number

1. Telefónica – 2013 First quarter financial results	2

INTERIM MANAGEMENT STATEMENT

JANUARY – MARCH 2013

January – March 2013

The financial information contained in this document has been prepared under International Financial Reporting Standards (IFRS), as adopted by the European Union, which do not differ for the purposes of the Telefónica Group, from IFRS as issued by the International Accounting Standards Board (IASB). This financial information is unaudited.

Telefónica’s management model, regional and integrated, means that the legal structure of the companies is not relevant for the release of Group financial information, and therefore, the operating results of each of these business units are presented independently, regardless of their legal structure. For the purpose of presenting information on a regional basis, revenue and expenses arising from invoicing among companies within Telefónica’s perimeter of consolidation for the use of the brand and management contracts have been excluded from the operating results for each Group region, while centrally-managed projects are included at the regional level. This breakdown of the results does not affect Telefónica’s consolidated earnings.

The English language translation of the consolidated financial statements originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.

January – March 2013

01

CONSOLIDATED RESULTS

In the first quarter of 2013 the Company continued executing the transformation strategy, which is already bearing fruits. As such, first quarter results continue to put in value the Company’s higher diversification, the benefits of its scale and scope, and the new commercial model based on quality and differential offers in each of its markets. This, coupled with the significant drive on simplification and cost reduction, allowed the Company to maintain a high level of profitability, posting stable year-on-year OIBDA in organic terms and OIBDA margin and operating cash flow (OIBDA-CapEx) growth vs. the first quarter of 2012.

In the first three months of the year, Telefónica Digital continued to create innovative digital solutions, which will translate into new businesses for the Company. Meanwhile, Telefónica Global Resources focused on a selected number of priority projects to drive Telefónica’s transformation and further advanced in the consolidation and improvement of global commercial and operating processes.

Telefónica managed 315.7 million accesses at the end of March, up 2% year-on-year driven by sustained growth in mobile contract, especially in smartphones.

•

Mobile accesses stood at 247.3 million at the end of the quarter (+3% year-on-year), with the contract segment continuing to drive the Company’s commercial activity. Contract customers year-on-year growth accelerated by one percentage point from December 2012 to 8% year-on-year, already accounting for 33% of total mobile accesses (+2 percentage points year-on-year). Quarterly contract net additions totalled 1.4 million (excluding the disconnection of 114 thousand contract mobile accesses in the Czech Republic).

•

Mobile broadband accesses -accesses with a data tariff attached- posted a solid 34% year-on-year growth to surpass 55 million at the end of March 2013 and accounted for 22% of mobile accesses (+5 percentage points year-on-year). One quarter more, it is worth highlighting the strong commercial momentum of smartphones, with net additions of 2.6 million, reaching a penetration rate of 20% of mobile accesses (+6 percentage points year-on-year).

•

By region, Telefónica Latinoamérica (67% of the total accesses) consolidated as the main contributor to access growth, increasing 3% year-on-year (despite the application of more restrictive accounting criteria for prepay customers), and continued to reinforce its regional leadership in contract customers (+13% year-on-year to 40.7 million), reflecting the better quality of our customer base in the region. Net contract additions in the quarter stood at 1.3 million accesses, 1.5 times more than in the same period of 2012, strengthening the growth in high-value customers.

It is important to note that Atento Group deconsolidated its results from the Telefónica Group as of the end of November 2012 (following the disposal of the Company during the fourth quarter of 2012), therefore affecting year-on-year comparisons of Telefónica’s reported financial results.

Revenues in the first quarter of 2013 totalled 14,141 million euros, an 8.8% year-on-year decrease reflecting mainly the negative impact of exchange rate fluctuations (-5.5 percentage points) following the devaluation in Venezuela effective from 1 January 2013. Changes in the perimeter of consolidation reduced growth by 1.8 percentage points.

In organic terms, revenues declined by 1.6% year-on-year, as growth in Telefónica Latinoamérica could not offset lower revenues of Telefónica Europe, still affected by the macroeconomic situation, the intense level of competition and the negative impact of regulation. Excluding the negative effect of regulation (-1.5 percentage points), consolidated revenues declined 0.1% year-on-year.

January – March 2013

By region, Telefónica Latinoamérica accounted for 51% of consolidated revenues (+2.7 percentage points year-on-year), registering a sustained strong organic growth of 6.8% year-on-year underpinned by the steady growth of the mobile business. Telefónica Europe contribution to revenues fell to 47% of the total (-1.5 percentage points year-on-year). Telefónica España’s contribution continued to decline, standing at 23% of consolidated revenues (-2.1 percentage points year-on-year), with Brazil ahead of Spain for the first time as the main market in terms of revenue contribution.

Several initiatives were implemented during the first quarter towards sustainable and distinctive revenue growth model, particularly focused on fixed and mobile connectivity and new digital services. Mobile data revenue maintained a strong growth in organic terms (+9.5% year-on-year) and accounted for 37% of mobile service revenues, 3 percentage points more than in the first quarter of 2012. Non-SMS mobile data revenues increased 21.9% in organic terms and already represent 62% of total mobile data revenues (56% in the first quarter of 2012).

Operating expenses amounted to 9,824 million euros, down 8.8% vs. January-March 2012. In organic terms, this decline fell to 1.9%, in line with the year-on-year rate of decline posted in the previous quarter, being the third quarter in a row with cost reductions. This evolution is largely explained by the Company’s transformation process reflected in expenses in efficiency gains. Breakdown by components:

•

Supplies decreased 3.9% year-on-year in organic terms (-8.9% year-on-year in reported terms), the same as in the previous quarter, reflecting lower mobile interconnection costs, especially at Telefónica Europe, and lower handset sales related to the transformation of the commercial model.

•

Subcontract expenses fell 2.6% year-on-year in the quarter in organic terms (-3.8% reported) due to the reduction in commercial costs, especially in subsidies, advertising and customer care expenses on the back of simplification across the board. These expenses accelerated their year-on-year decline by 0.2 percentage points compared with the fourth quarter of 2012.

•

Personnel costs increased 4.7% in organic terms compared with the first quarter of 2012 (-15.6% in reported terms) mainly as a result of higher costs in Latin America due to the negative impact of inflation in some countries in the region. At the same time, the Company continued to implement restructuring plans in several countries, which are reflected in non-recurrent expenses in the first quarter of the year (58 million euros, principally in Brazil, UK and Czech Republic, vs. 42 million euros in the first quarter of 2012).

The average headcount was 132,726 employees, stable compared with the first quarter of 2012 (-0.4%) excluding the impact of the deconsolidation of Atento, which was sold in the fourth quarter of 2012. Including Atento, the average headcount fell by 54% year-on-year.

Gains on sales of fixed assets in the first quarter of 2013 amounted to 26 million euros. In the first quarter of 2012 this item totalled 136 million euros, mainly explained by the sale of non-strategic towers in Spain and Brazil for 123 million euros.

Operating income before depreciation and amortisation (OIBDA) reached 4,567 million euros, virtually unchanged in organic terms (-0.1%) compared with the same period of 2012 (-10.1% reported).

It is worth highlighting Telefónica Latinoamérica’s solid growth in organic terms in the first quarter of 2013 (+7.7% year-on-year), already accounting for 53% of consolidated organic OIBDA (+3.9 percentage points compared with March 2012). On the other hand, Telefónica Europe’s contribution, which represented less than 49% of consolidated organic OIBDA (-2.4 percentage points year-on-year), continued to decline, as well as Telefónica España (32% of consolidated organic OIBDA; -2.1 percentage points).

OIBDA margin stood at 32.3%, up 0.5 percentage points in organic terms compared with the first quarter of 2012, maintaining the year-on-year growth trend for the second quarter in a row and highlighting the solid execution and sustainability of the Company’s transformational initiatives and the tangible benefits of scale.

Depreciation and amortisation in the first quarter of 2013 (2,502 million euros) increased 2.5% year-on-year in organic terms (-2.7% reported) mainly due to growth in depreciation and amortisation in Brazil, following the acquisition of spectrum in the fourth quarter of 2012, and in Argentina and Venezuela. The depreciation and amortisation charges arising from purchase price allocation processes totalled 215 million euros in the quarter, down 17.8% year-on-year, mainly due to lower charges assigned to Telefónica Europe.

January – March 2013

In the first three months of 2013, operating income (OI) totalled 2,066 million euros, down 2.9% year-on-year organically (-17.7% in reported terms).

Profit from associates amounted to 18 million euros in the first quarter, a sharp turnaround compared with the same period of the last year (-481 million euros, mainly due to Telco, S.p.A.‘s adjustments of the value of its investment in Telecom Italia, as well as of the operating synergies achieved).

Net financial expenses totalled 674 million euros, out of which 18 million euros were due to negative forex differences, and fell 17.6% year-on-year up to March thanks to the reduction in average debt in the period (-7% compared with March 2012) and the lower cost of gross debt due to lower interest rates and the smaller weight of higher rate currencies (mainly due to the Colombian peso). This implies an effective cost of debt excluding forex of 5.22% over the last 12 months (5.37% at 31 December 2012).

Corporate income tax in the first quarter of 2013 stood at 451 million euros, which, over an income before taxes of 1,410 million euros, implied an effective tax rate of 32% (1 percentage point lower year-on-year). The tax rate in the quarter cannot be extrapolated for the full year due to the different levels of execution throughout the year.

Profit attributable to minority interests declined by 9.5% year-on-year mainly as a result of the lower profit attributed to minority interests in Brazil.

As a result, consolidated net income up to March 2013 totalled 902 million euros, up 20.6% year-on-year, while basic earnings per share increased 22.2% to 0.20 euros. In underlying terms, net profit amounted to 1,069 million euros (-7.9% year-on-year) and basic earnings per share stood at 0.24 euros (-6.7% year-on-year).

CapEx in the first quarter of 2013 totalled 1,941 million euros (+13.4% year-on-year) and included 695 million euros relating to the acquisition of spectrum in the UK (671 million euros) and Uruguay (24 million euros). In organic terms, CapEx fell 19.5%, though this trend cannot be extrapolated to the rest of the year as a result of a different investment phasing. Once again, the Company devoted the bulk of its investment to growth and transformation projects (82% of the total), prioritising the expansion of fixed and mobile high-speed broadband services.

Consequently, operating cash flow (OIBDA-CapEx) rose 9.6% year-on-year in organic terms in the first quarter of 2013, continuing the growth trend registered in the previous quarter (+6.2% year-on-year).

Interest payments totalled 1,125 million euros, 4% lower than in the first three months of 2012 due to average debt decline over the period and despite higher bond coupon payments in the first quarter of the year.

Payment of taxes increased by 165 million euros year-on-year to 484 million euros in the first quarter of 2013, mainly as a result of the lower corporate income tax refund from previous years.

Working capital improved by 361 million euros compared with March 2012, mainly due to lower customer financing, inventory levels reduction and Atento deconsolidation. Nonetheless, investment in working capital in the first quarter of 2013 amounted to 1,301 million euros.

Operations with minority shareholders in the first quarter amounted to 148 million euros due to the payment of dividends in Brazil, which in 2012 took place in the second quarter.

As a result, free cash flow amounted to -457 million euros in January-March 2013 compared with 82 million euros in the same period of 2012, including spectrum payments (701 million euros in the first quarter of 2013 vs. 2 million euros in the same period of 2012). Excluding this non-recurrent impact, free cash flow totalled 244 million euros.

Net financial debt stood at 51,809 million euros at the end of March, up 550 million euros compared with year-end 2012, mainly due to the impact of the Venezuelan Bolivar devaluation, amounting to 873 million euros. Excluding this impact, net financial debt fell by 323 million euros in the quarter.

Factors contributing to reduce debt in the quarter include a cash generation of 392 million euros before spectrum and minority payments, interest payments higher than accruals by 475 million euros (reducing debt corresponding to interests payable) and the net sale of treasury stock for an amount of 500 million euros.

January – March 2013

On the other hand, the factors behind the increase in debt include the aforementioned Venezuelan Bolivar devaluation (873 million euros), spectrum auction payments mainly in the UK (701 million euros), commitment payments (188 million euros), payments to minority shareholders (148 million euros) and other impacts which resulted in debt rising by 7 million euros (including forex impact from other currencies, the change in the fair value of derivatives’ payment obligations, changes in the perimeter of consolidation and net asset disposals, among others).

The leverage ratio (net debt over OIBDA) for the past 12 months stood at 2.44 times at the end of March.

In the first quarter of 2013, Telefónica’s financing activity, excluding short-term Commercial Paper Programmes activity, stood at around 5,000 million equivalent euros. The financing activity was mainly focused on financing in advance debt maturing in 2013 and on smoothing the debt maturity profile for 2014 and beyond at the Holding level. Therefore, the Company maintains a debt maturity profile that, along with cash flow generation expectations, is covered beyond 2014. Net debt maturities for 2014 amount to 5,631 million euros, while for 2013 the cash and liquid assets position exceed gross maturities.

The main financing transactions in the first quarter of 2013 included:

•	In January, Telefónica issued a 10-year bond in the euro market for an amount of 1,500 million euros that was more than 6.5 times oversubscribed.

•

In February, a refinancing deal was signed with 23 banks relating to the tranche of the Vivo syndicated loan maturing in July 2014 for an amount totalling 1,400 million euros. 700 million euros have been extended to July 2017 and 700 million euros to July 2018.

•	Also in February, two deals were signed to finance the purchase of equipment from Canadian and Swedish suppliers for 206 million euros and 1,001 million dollars, respectively.

•

In March, the Company issued an 8-year bond for an amount of 1,000 million euros, linked to an exchange of two Telefónica bonds maturing in 2015 and 2016 for an amount of 605 million euros. Additionally, the company repurchased 204 million GBP of a bond maturing in January 2014.

In April, Telefónica issued a US dollar-denominated bond for an amount of 2,000 million US dollars, distributed in two tranches: a 5-year tranche of 1,250 million US dollars and a 10-year tranche of 750 million US dollars, more than 2.5 times oversubscribed.

Telefónica S.A. and its holding companies have remained active under the various Commercial Paper Programmes (Domestic and European), with an outstanding balance of approximately 2,600 million euros at the end of March.

Regarding Latin America, as of March 2013 Telefónica’s subsidiaries tapped capital markets for an amount of nearly 91 million equivalent euros. Particularly noteworthy is the 5-year issue for an amount of 1,300 million Brazilian reais carried out in April by Telefónica Brasil, after the closing of the first quarter.

Telefónica maintains total undrawn committed credit lines for an amount of nearly 14,200 million euros, with around 11,400 million maturing in more than 12 months.

At the end of March 2013, bonds and debentures represented 70% of the consolidated financial debt breakdown, while debt with financial institutions represented 30%.

Telefónica Digital

•

During the first quarter, there were several new developments regarding the mobile operating system based on HTML-5 Firefox OS. The first devices from Alcatel and ZTE followed by LG, Huawei and Sony, will be launched in Spain, Colombia and Venezuela in the third quarter of 2013 and, along the fourth quarter of 2013, in five more countries, including Brazil.

January – March 2013

In parallel and in order to guarantee attractive contents availability for Firefox users in each region, a number of agreements have been reached with certain companies including Facebook, Twitter, Nokia HERE and MTV.

•

As part of the venture capital initiative, Telefónica Ventures has invested in TaskHub start-up to promote the expansion of its online services platform in the UK. This is the first investment by Telefónica’s venture capital division in a start-up company accelerated by Wayra.

•

Telefónica Ventures along with Intel and Samsung, announced a strategic investment on Expect Labs, a San Francisco startup that is developing a platform to power a new generation of intelligent digital assistants. Expect Labs’ technology platform is the first commercial solution designed to analyze and understand conversations in real-time and proactively find related information. Telefónica intends to utilize Expect Labs’ technology and expertise to enhance several product lines including next-generation communications applications and advertising initiatives.

•

On the other hand, Sprint and Telefónica have signed a global alliance to create one of the world’s largest mobile advertising networks, aiming to offer global brands the possibility to book campaigns reaching over 370 million mobile customers across the United States, Europe and Latin America.

•

Telefónica has presented Smart M2M Solution, an integral, simple and flexible platform that gives global customers a complete and precise view of their business, providing visibility, control and management of M2M connections.

Also, Generali Seguros and Telefónica have launched “I pay as I drive”, a pioneering motor insurance policy that calculates the premium according to driving habits, based on the data collected through a M2M device installed in the insured car.

In addition, in April Telefónica selected Sascar, a leading company in the coordination of vehicles and transport operations management in Brazil, to develop light vehicles’ management solutions, with a target market of 5 million vehicles.

Machina Research has named Telefónica as a global leader in M2M communication services provision.

•	Telefónica will be the first telecommunications group in Latin America to provide integrated eHealth services, thanks to the acquisition of Axismed, Brazil’s largest chronic care management Company.

•

In the communications innovation arena, Telefónica has launched “TU GO” in the UK, a mobile app which enables users to make and receive calls and send and receive texts and emails from a wide variety of devices without changing their current tariffs.

Telefónica Global Resources

The global Network and Operations unit expanded the network sharing initiatives to Latin America by signing a MoU with América Móvil in Brazil. Also, this unit has further progressed in the operational support strategy by implementing a standardised technical support model for all Group operations.

Regarding our IT transformation process, a new Application Maintenance model has been deployed in Latin America and the IT area has played a key role in the launch of new commercial offers (e.g. “O2 Refresh” in the UK and “O2 FREE” in the Czech Republic). In addition, it is worth to highlight infrastructure consolidation progress, closing two rented Data Centres in Latin America and the migration of hardware and services to the new Alcalá Data Centre in Spain.

With regard to mobile devices, the global area has consolidated its operating model by leading negotiations at group level, with very positive results, such as the simplification of our portfolio to 159 references, 30 out of which account for 80% of the value. Significant progress has also been made in the development of alternative ecosystems to the dominant players (Firefox OS).

January – March 2013

The global procurement unit is advancing on the development and implementation of Telefónica’s new procurement model towards an E2E stance for the most relevant categories, including Networks, Systems, Market Products, Devices, Services, Marketing and Advertising, leveraging on the creation of a specialised “E2E Sourcing Transformation Unit” in the first quarter.

Finally, the multinationals and wholesale business maintained its commercial momentum.

Definitions

Organic growth / 2013 guidance: Assumes constant exchange rates as of 2012 (average Fx in 2012), excludes hyperinflationary accounting in Venezuela and considers constant perimeter of consolidation. In OIBDA and OI terms excludes write-downs, capital gains/losses from companies’ disposals, tower sales and material non-recurring impacts. CapEx excludes spectrum acquisition. 2012 adjusted bases exclude: capital gains/losses from companies’ disposals (capital gains/losses from China Unicom, Atento, Hispasat and Rumbo), impairment of T. Ireland, homogeneous perimeter (2012 adjusted figures exclude results of Atento, Rumbo and small changes in T. Digital perimeter and homogeneous accounting treatment of Joint Ventures), tower sales and change in contractual commercial model for contract handsets in Chile.

Underlying growth: Considers constant perimeter of consolidation and excludes the impact on net profit of write-downs, capital gains/losses from companies’ disposals, tower sales, and material non-recurring impacts, as well as depreciation and amortisation charges arising from purchase price allocation processes. CapEx excludes spectrum acquisition.

January – March 2013

TELEFÓNICA

ACCESSES

Unaudited figures (thousands)

	2012				2013
	March	June	September	December	March	% Chg
Final Clients Accesses	304,000.5	306,252.5	308,198.4	310,088.3	309,785.3	1.9
Fixed telephony accesses (1) (2)	40,283.9	40,038.4	39,821.9	40,002.6	39,764.2	(1.3)
Internet and data accesses	19,282.1	19,342.9	19,364.6	19,402.6	19,404.6	0.6
Narrowband	785.1	758.8	686.8	653.2	618.2	(21.3)
Broadband (3)	18,340.9	18,429.8	18,524.0	18,596.2	18,633.7	1.6
Other (4)	156.0	154.3	153.8	153.1	152.7	(2.2)
Mobile accesses (5)	241,110.5	243,547.2	245,694.3	247,346.9	247,312.0	2.6
Prepay (6)	164,161.4	165,033.3	165,816.5	165,821.9	164,500.5	0.2
Contract (2) (7)	76,949.1	78,513.9	79,877.8	81,525.0	82,811.5	7.6
Pay TV	3,324.0	3,324.0	3,317.7	3,336.2	3,304.5	(0.6)

Wholesale Accesses	5,438.4	5,540.3	5,653.5	5,731.3	5,866.1	7.9
Unbundled loops	3,031.2	3,107.4	3,204.2	3,308.8	3,404.8	12.3
Shared ULL	194.8	192.5	189.6	183.5	169.5	(13.0)
Full ULL	2,836.4	2,914.9	3,014.7	3,125.3	3,235.3	14.1
Wholesale ADSL	878.0	865.1	856.9	845.4	854.7	(2.7)
Other	1,529.2	1,567.8	1,592.4	1,577.1	1,606.7	5.1

Total Accesses	309,438.8	311,792.8	313,851.9	315,819.6	315,651.4	2.0

TELEFÓNICA

MOBILE ACCESSES

Unaudited figures (thousands)

	2012				2013
	March	June	September	December	March	% Chg
Prepay percentage (%)	68.1%	67.8%	67.5%	67.0%	66.5%	(1.6 p.p.	)
Contract percentage (%)	31.9%	32.2%	32.5%	33.0%	33.5%	1.6 p.p.
MBB accesses (‘000)	41,170.4	44,901.6	47,661.8	52,774.9	55,249.2	34.2%
MBB penetration (%)	17%	18%	19%	21%	22%	5.3 p.p.
Smartphone penetration (%)	14%	16%	17%	19%	20%	6.1 p.p.

Note:

•	Telefónica España mobile accesses include since 2013 the accesses of Tuenti and in 2012 they have been restated with the same criteria.

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use and total fixed wireless included. Includes VoIP and Naked ADSL.
(2)	Fixed telephony accesses include the reclassification in the fourth quarter of 2012 in Argentina of 157 thousand “fixed wireless” accesses previously recognized as mobile accesses of the contract segment.
(3)	ADSL, satellite, optical fiber, cable modem and broadband circuits.
(4)	Retail circuits other than broadband.
(5)	First quarter of 2012 includes the disconnection of 2.0 million inactive accesses in Spain.
(6)	First quarter of 2012 includes the disconnection of 1.2 million inactive accesses in Spain. In Brazil, 1.6 million inactive accesses were disconnected in the second quarter of 2012.
(7)	First quarter of 2012 includes the disconnection of 800 thousand inactive accesses in Spain. First quarter of 2013 includes the disconnection of 114 thousand inactive accesses in Czech Republic.

January – March 2013

TELEFÓNICA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - March		% Chg
	2013	2012	Reported	Organic
Revenues	14,141	15,511	(8.8)	(1.6)
Internal exp capitalized in fixed assets	183	187	(2.2)	(0.3)
Operating expenses	(9,824)	(10,775)	(8.8)	(1.9)
Supplies	(4,188)	(4,596)	(8.9)	(3.9)
Personnel expenses	(1,870)	(2,217)	(15.6)	4.7
Subcontracts	(3,272)	(3,400)	(3.8)	(2.6)
Bad Debt Provisions	(200)	(245)	(18.5)	(13.6)
Taxes	(294)	(317)	(7.2)	4.3
Other net operating income (expense)	42	23	82.4	64.5
Gain (loss) on sale of fixed assets	26	136	(80.6)	105.5
Impairment of goodwill and other assets	(1)	(1)	25.4	25.5
Operating income before D&A (OIBDA)	4,567	5,081	(10.1)	(0.1)
OIBDA margin	32.3%	32.8%	(0.5 p.p. )	0.5 p.p.
Depreciation and amortization	(2,502)	(2,570)	(2.7)	2.5
Operating income (OI)	2,066	2,511	(17.7)	(2.9)
Profit from associated companies	18	(481)	c.s.
Net financial income (expense)	(674)	(818)	(17.6)
Income before taxes	1,410	1,212	16.3
Income taxes	(451)	(401)	12.5
Income from continuing operations	958	811	18.2
Non-controlling interests	(57)	(63)	(9.5)
Net income	902	748	20.6
Weighted average number of ordinary shares	4,485	4,545	(1.3)
outstanding during the period (millions)
Basic earnings per share (euros)	0.20	0.16	22.2

Notes:

•

For the basic earnings per share calculation purposes, the weighted average number of ordinary shares outstanding during the period has been obtained applying IAS rule 33 “Earnings per Share”. Thereby, the weighted average number of shares held as treasury stock during the period has not been taken into account as outstanding shares.

•	2012 and 2013 reported figures include the hyperinflationary adjustments in Venezuela in both years.

•	2012 reported figures include the results of Atento in the first quarter of 2012.

TELEFÓNICA

GUIDANCE 2013

Unaudited figures (Euros in millions)

	2013 Jan-Mar	Guidance 2013	2012 Base
Revenues (%Chg YoY)	-1.6%	Revenue growth	61,084
OIBDA Margin (Chg YoY)	0.5 p.p.	Lower margin decline than in 2012	(1.4 p.p.	)
CapEx (ex spectrum) / Sales	8.8%	Similar Capex / Sales as in 2012	14.1%
Net financial debt	51,809	Net financial debt < 47,000	51,259

•

2013 guidance criteria: 2013 guidance assumes constant exchange rates as of 2012 (average FX in 2012), excludes hyperinflationary accounting in Venezuela in both years and considers constant perimeter of consolidation. OIBDA level guidance for 2013 excludes write-offs, capital gains/losses from companies “disposals, towers sales and other significant exceptionals. CapEx excludes spectrum acquisition.

2012 adjusted bases exclude:

•	Capital gains/losses from companies “disposals: Capital gains/losses from China Unicom, Atento, Hispasat and Rumbo and impairment of T. Ireland.

•	Homogeneous perimeter: 2012 adjusted figures exclude results of Atento, Rumbo and small changes in T. Digital perimeter and homogeneous accounting treatment of Joint Ventures.

•	Tower sales.

•	Change in contractual commercial model for contract handsets in Chile.

January – March 2013

TELEFÓNICA

REPORTED VS. ORGANIC

Unaudited figures (Euros in millions)

	January - March			%
	Jan-Mar 2013 Reported	Jan-Mar 2013 Organic	Jan-Mar 2012 Organic	Organic Change y-o-y	Reported Change y-o-y
Revenues	14,141	15,001	15,241	(1.6)	(8.8)
OIBDA	4,567	4,857	4,864	(0.1)	(10.1)
OIBDA margin	32.3%	32.4%	31.9%	0.5 p.p.	(0.5 p.p. )
Operating Income (OI)	2,066	2,280	2,349	(2.9)	(17.7)
CapEx	1,941	1,312	1,630	(19.5)	13.4
OpCF (OIBDA-CapEx) ex-spectrum	3,321	3,545	3,233	9.6	(1.6)

	2013	2012
Reported revenues	14,141	15,511
Forex impact	891
Hyperinflation in Venezuela	(31)	6
Changes in the consolidation perimeter		(277)
Others		1

Organic revenues	15,001	15,241

Reported OIBDA	4,567	5,081
Forex impact	298
Hyperinflation in Venezuela	(7)	10
Tower sales	(1)	(123)
Changes in the consolidation perimeter		(52)
Others		(52)

Organic OIBDA	4,857	4,864

Reported CapEx	1,941	1,712
Forex impact	71	0
Hyperinflation in Venezuela	(5)	(8)
Spectrum acquisition	(695)	(5)
Changes in the consolidation perimeter		(16)
Others		(53)

Organic CapEx	1,312	1,630

•

Organic growth: Assumes constant exchange rates as of 2012 (average Fx in 2012), excludes hyperinflationary accounting in Venezuela and considers constant perimeter of consolidation. In OIBDA and OI terms excludes write-downs, capital gains/losses from companies’ disposals, tower sales and material non-recurring impacts. CapEx excludes spectrum acquisition. 2012 adjusted bases exclude: capital gains/losses from companies’ disposals (capital gains/losses from China Unicom, Atento, Hispasat and Rumbo), impairment of T. Ireland, homogeneous perimeter (2012 adjusted figures exclude results of Atento, Rumbo and small changes in T. Digital perimeter and homogeneous accounting treatment of Joint Ventures) tower sales and change in contractual commercial model for contract handsets in Chile.

January – March 2013

TELEFÓNICA

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Unaudited figures (Euros in millions)

	March 2013	December 2012	% Chg
Non-current assets	104,086	104,177	(0.1)
Intangible assets	22,538	22,078	2.1
Goodwill	27,949	27,963	(0.1)
Property, plant and equipment	34,341	35,019	(1.9)
Investment properties	3	2	26.4
Investment in associates	2,510	2,468	1.7
Non-current financial assets	9,182	9,339	(1.7)
Deferred tax assets	7,562	7,308	3.5
Current assets	22,587	25,596	(11.8)
Inventories	1,123	1,188	(5.4)
Trade and other receivables	10,590	10,711	(1.1)
Current financial assets	2,818	1,872	50.5
Tax receivables	1,743	1,828	(4.6)
Cash and cash equivalents	6,167	9,847	(37.4)
Non-current assets classified as held for sale	146	150	(2.5)
Total Assets = Total Equity and Liabilities	126,673	129,773	(2.4)
Equity	28,666	27,661	3.6
Equity attributable to equity holders of the parent	21,405	20,461	4.6
Non-controlling interests	7,261	7,200	0.8
Non-current liabilities	66,970	70,601	(5.1)
Non-current interest-bearing debt	52,671	56,608	(7.0)
Non-current trade and other payables	2,262	2,141	5.7
Deferred tax liabilities	5,003	4,788	4.5
Non-current provisions	7,033	7,064	(0.4)
Current liabilities	31,036	31,511	(1.5)
Current interest-bearing debt	11,673	10,245	13.9
Current trade and other payables	15,031	17,089	(12.0)
Current tax payables	2,747	2,522	8.9
Current provisions	1,581	1,651	(4.3)
Liabilities associated with non-current assets held for sale	4	4	0.7
Financial Data
Net Financial debt (1)	51,809	51,259	1.1

Notes:

•

December 2012 figures have been grouped following the format of the consolidated annual accounts. Main changes are: the breakdown within assets of “Property, plant and equipment and investment properties” and “Non-current financial assets and investments in associates” in different lines, and within total equity and liabilities the item “Non-current liabilities” has been included in “Non-current trade and other payables”, to report separately the amount that corresponds to “Current provisions”.

•	2012 and 2013 reported figures include the hyperinflationary adjustments in Venezuela in both years.

(1)	Figures in million euros. Net financial debt in March 2013 includes: Non current interest-bearing debt + Other non-current payables (1,747) + Current interest-bearing debt + Other current payables (134) - non-current financial assets and investments in associates (5,377) - trade and other receivables (54) - current financial assets (2,818) - cash and cash equivalents.

January – March 2013

TELEFÓNICA

FREE CASH FLOW AND CHANGE IN DEBT

Unaudited figures (Euros in millions)

		January - March
		2013	2012	% Chg
I	Cash flow from operations	4,074	3,956	3.0
II	Net interest payment (1)	(1,125)	(1,169)
III	Payment for income tax	(484)	(319)
A=I+II+III	Net cash provided by operating activities	2,465	2,468	(0.1)
B	Payment for investment in fixed and intangible assets (2)	(2,961)	(2,594)
C=A+B	Net free cash flow after CapEx	(497)	(126)	n.m.
D	Net Cash received from sale of Real Estate	6	12
E	Net payment for financial investment	63	(195)
F	Net payment for operations with minority shareholders and treasury stock (3)	(583)	(234)
G=C+D+E+F	Free cash flow after dividends	(1,010)	(542)	n.m.
H	Effects of exchange rate changes on net financial debt	942	389
I	Effects on net financial debt of changes in consolid. and others	(1,403)	(103)
J	Net financial debt at beginning of period	51,259	56,304
K=J-G+H+I	Net financial debt at end of period	51,809	57,131	(9.3)

(1)	Including cash received from dividends paid by subsidiaries that are not fully consolidated.
(2)	In 2013 it includes 701 million euros for the spectrum payments: 5 million euros in Colombia, 24 million euros in Uruguay, 1 million euros in Nicaragua and 671 million euros in United Kingdom. In 2012 it includes 2 million euros for the spectrum payments in Nicaragua.
(3)	Dividends paid by Telefónica S.A., operations with treasury stock and operations with minority shareholders from subsidiaries that are fully consolidated.

•	Note:

2012 and 2013 reported figures include the hyperinflationary adjustments in Venezuela in both years.

TELEFÓNICA

RECONCILIATIONS OF CASH FLOW AND OIBDA MINUS CAPEX

Unaudited figures (Euros in millions)

	January - March
	2013	2012	% Chg
OIBDA	4,567	5,081	(10.1)
- CapEx accrued during the period	(1,941)	(1,712)
- Payments related to cancellation of commitments	(188)	(210)
- Net interest payment	(1,125)	(1,169)
- Payment for tax	(484)	(319)
- Gain (loss) on sale of fixed assets and impairment of goodwill and other assets	(25)	(136)
-Investment In working capital and other deferred income and expenses	(1,301)	(1,662)
= Net Free Cash Flow after CapEx	(497)	(126)	n.m.
+ Net Cash received from sale of Real Estate	6	12
- Net payment for financial investment	63	(195)
- Net payment for operations with minority shareholders and treasury stock	(583)	(234)
= Free Cash Flow after dividends	(1,010)	(542)	n.m.

Unaudited figures (Euros in millions)

	January - March
	2013	2012	% Chg
Net Free Cash Flow after CapEx	(497)	(126)	n.m.
+ Payments related to cancellation of commitments	188	210
- Operations with minority shareholders	(148)	(1)
= Free Cash Flow	(457)	82	c.s.
Weighted average number of ordinary shares outstanding during the period (millions)	4,485	4,545
= Free Cash Flow per share (euros)	(0.10)	0.02	c.s.

Notes:

•

The concept “Free Cash Flow” reflects the amount of cash flow available to remunerate Telefónica S.A. Shareholders, to protect solvency levels (financial debt and commitments), and to accomodate strategic flexibility.

The differences with the caption “Net Free Cash Flow after CapEx” included in the table presented above, are related to “Free Cash Flow” being calculated before payments related to commitments (workforce reductions) and after operations with minority shareholders, due to cash recirculation within the Group.

•	2012 and 2013 reported figures include the hyperinflationary adjustments in Venezuela in both years.

January – March 2013

TELEFÓNICA

NET FINANCIAL DEBT PLUS COMMITMENTS

Unaudited figures (Euros in millions)

		March 2013
	Long-term debt (1)	54,418
	Short term debt including current maturities (2)	11,808
	Cash and cash equivalents	(6,167)
	Short and Long-term financial investments (3)	(8,250)
A	Net Financial Debt	51,809
	Gross commitments related to workforce reduction (4)	4,305
	Value of associated Long-term assets (5)	(893)
	Taxes receivable (6)	(1,351)
B	Net commitments related to workforce reduction	2,060
A + B	Total Debt + Commitments	53,869
	Net Financial Debt / OIBDA (7)	2.44	x

(1)	Includes “Non current interest-bearing debt” and 1,747 million euros of “Other non-current payables”.
(2)	Includes “Current interest-bearing debt” and 134 million euros of “Other current payables”.
(3)	Includes 2,818 million euros of “Current financial assets”, 5,377 million euros of “Non-current financial assets and investments in associates” and 54 million euros of “trade and other receivables” from Rent to Rent operations of T. España.
(4)	Mainly in Spain. This amount is detailed in the captions “Long-term provisions” and “Short-term provisions and other liabilities” of the Statement of Financial Position, and is the result of adding the following items: “Provision for Pre-retirement, Social Security Expenses and Voluntary Severance”, “Group Insurance”, “Technical Reserves”, and “Provisions for Pension Funds of Other Companies”.
(5)	Amount included in the caption “Non-current financial assets and investments in associates” of the Statement of Financial Position. Mostly related to investments in fixed income securities and long-term deposits that cover the materialization of technical reserves of the Group insurance companies.
(6)	Net present value of tax benefits arising from the future payments related to actual workforce reduction commitments.
(7)	Calculated based on the last 12 months OIBDA.

•	Note: 2013 reported figures include the hyperinflationary adjustments in Venezuela.

DEBT STRUCTURE BY CURRENCY

Unaudited figures

	March 2013
	EUR	LATAM	GBP	CZK	USD
Debt structure by currency	78%	11%	5%	3%	3%

CREDIT RATINGS

	Long-Term	Short-Term	Perspective	Date of last rating change
Moody’s1	Baa2	P-2	Negative	10/18/2012
JCR[2]	A-	-	Negative	01/23/2013
S&P1	BBB	A-2	Negative	12/20/2012
Fitch[1]	BBB+	F-2	Negative	06/08/2012

(1)	The rating is issued by a credit rating agency established in the EU and registered under Regulation (EC) 1060/2009.
(2)	The rating is issued by a third country credit rating agency that is certified in accordance with Regulation (EC) 1060/2009.

January – March 2013

TELEFÓNICA

EXCHANGES RATES APPLIED

	P&L and CapEx (1)		Statement of Financial Position (2)
	Jan - Mar 2013	Jan - Mar 2012	March 2013	December 2012
USA (US Dollar/Euro)	1.320	1.311	1.280	1.319
United Kingdom (Sterling/Euro)	0.850	0.834	0.846	0.816
Argentina (Argentinean Peso/Euro)	6.616	5.689	6.559	6.489
Brazil (Brazilian Real/Euro)	2.635	2.316	2.579	2.696
Czech Republic (Czech Crown/Euro)	25.562	25.083	25.735	25.140
Chile (Chilean Peso/Euro)	623.511	640.783	604.434	633.260
Colombia (Colombian Peso/Euro)	2,364.273	2,356.984	2,346.135	2,333.004
Costa Rica (Colon/Euro)	668.003	675.676	646.412	678.426
Guatemala (Quetzal/Euro)	10.348	10.189	9.959	10.426
Mexico (Mexican Peso/Euro)	16.683	17.014	15.829	17.107
Nicaragua (Cordoba/Euro)	32.028	30.338	31.258	31.831
Peru (Peruvian Nuevo Sol/Euro)	3.397	3.515	3.316	3.362
Uruguay (Uruguayan Peso/Euro)	25.266	25.599	24.259	25.595
Venezuela (Bolivar Fuerte/Euro) (3)	8.067	5.743	8.067	5.673

(1)	These exchange rates are used to convert the P&L and CapEx accounts of Telefónica foreign subsidiaries from local currency to euros.
(2)	Exchange rates as of 03/31/13 and 12/31/12.
(3)	After considering Venezuela as an hyperinflationary country, P&L and CapEx from the operations in the country are to be accounted at the closing exchange rate Bolivar Fuerte/Euro.

January – March 2013

02

TELEFÓNICA LATINOAMÉRICA1

In the first quarter of 2013 Telefónica Latinoamérica’s performance remained boosted by the solid commercial activity and the ongoing improvement in its position in the most valuable segments as the main long-term growth driver.

Telefónica Latinoamérica managed a total of 212.4 million accesses in the region as of March 2013, 3% higher year-on-year. This growth reflects the strong commercial activity in the most sustainable businesses with the greatest scope for value creation. Thus, the outstanding growth in the contract mobile segment, fuelled by the increased penetration of smartphones, and the positive performance of fixed broadband, stands out. On the other hand the application of more restrictive accounting criteria for the prepay segment in several countries of the region was negatively impacting accesses growth.

The main trends in the mobile business include the following:

•	Estimated penetration in Latin America was 116% in the first quarter (+5 percentage points year-on-year).

•	Mobile accesses reached 177.0 million (+4% year-on-year), despite the negative impact of the application of more restrictive accounting criteria for the prepay segment aforementioned.

•

It should be noted that the Company continued to strengthen its regional leadership in contract accesses in the first quarter, with year-on-year growth accelerating (+13%) to reach 40.7 million accesses, 23% of total mobile accesses (+2 percentage points year-on-year).

•

The strategic focus on improving the quality of the customer base is also reflected in the strong growth in smartphones with data plans attached, which increased by 78% year-on-year and now account for 14% of mobile accesses (+6 percentage points year-on-year). As a result the mobile broadband penetration stood at 16%, with 28.9 million accesses at the end of March 2013.

•

Net additions reached 387 thousand accesses in the first quarter, affected by the disconnection of low value customers in the prepay segment associated with the application of more restrictive accounting criteria. As a result, total churn, stood at 3.3% (+0.6 percentage points year-on-year).

On the other hand, contract net additions continued to accelerate, reaching 1.3 million accesses in the quarter, the best performance in the last six quarters in this segment. This trend reflects both the significant growth in gross additions (+9% year-on-year, a new first-quarter record) and the improvement in churn (1.6%; -0.2 percentage points year-on-year) on the back of higher levels of customer satisfaction leveraged on differential quality levels.

•

This steady increase in the quality of the customer base is also reflected in both, the traffic, which grew by 10% year-on-year in the quarter, substantially higher than the growth rate of the access base, and the outgoing ARPU, which advanced by 5.6% year-on-year, underpinned by the positive contribution of voice revenue and the strong growth in data. Total ARPU also posted a positive performance (+3.6% year-on-year) despite the negative impact of the reduction of mobile termination rates in some countries in the region.

[1]

Organic growth: average exchange rates are assumed to be the same as for 2012, and the impact of Venezuela’s hyperinflation is excluded for both 2012 and 2013. At OIBDA level, it excludes the sale of towers and the impact of change in accounting treatment of handset sales for new contract gross additions in Chile.

January – March 2013

Highlights in the fixed business include the following:

•	Accesses totalled 35.4 million in the first quarter of 2013, up 2% year-on-year.

•

Traditional business accesses totalled 24.1 million, up 1% year-on-year, thanks to the positive impact of the launch of convergent services and of the increased penetration of the service using Fixed Wireless technology.

•

Broadband accesses amounted to 8.5 million, up 7% year-on-year, with net additions of 130 thousand in the first three months. Thus, the percentage of broadband accesses out of traditional business accesses reached 35%, increasing by 2 percentage points year-on-year.

•	Pay TV accesses reached 2.5 million, up 7% year-on-year with net additions of 25 thousand accesses in the quarter.

•

The continued focus on bundling and broadband is reflected in the fact that 75% of fixed accesses signed up for some form of bundled services, whilst 89% of broadband accesses are also under 2P/3P offers.

Telefónica Latinoamérica’s revenues amounted to 7,232 million euros in the first quarter of 2013, up 6.8% in organic terms, despite the negative impacts of regulation (-1.0 percentage points). In reported terms, revenues fell by 3.8% owing to the negative impact of exchange rate fluctuations, mainly associated with the devaluation in Venezuela.

This trend reflected the positive performance of mobile service revenues (+9.4% in the quarter in organic terms) despite the negative impact of regulation (-1.3 percentage points).

The mobile broadband business remained a key growth driver, as reflected in mobile data revenue growth (+20.9% year-on-year), accounting for 31% of mobile service revenues (+3 percentage points year-on-year). The increase in connectivity revenues bolstered the growth in non-SMS data revenues, which again posted a strong year-on-year growth, rising by 34.3% year-on-year in the quarter. As a result, they now account for 61% of data revenues (+6 percentage points year-on-year).

Operating expenses amounted to 4,997 million euros in the first quarter, up 6.4% in organic terms.

•

Supply costs rose by 8.5% in organic terms, mainly due to the increased number of contract gross additions with a higher weight of smartphone sales. On the other hand, also noteworthy is the increase in costs associated with content providers and in the cost of leasing sites for the roll-out and the sale of towers.

•

Subcontract expenses rose by 4.2% year-on-year in organic terms, mainly as a result of the widespread increase in prices translated into higher costs in some countries in the region and of the impact of increased commercial expenditure associated with strong commercial activity aimed at high-value segments.

•

Personnel expenses increased by 10.6% year-on-year in organic terms due to the impact of the abovementioned widespread price increases and despite the efficiency measures implemented at every operation, as showed by the impact of the new workforce restructuring programme implemented in Brazil this quarter, which had a negative impact of 34 million euros (56 million euros reported in the first quarter of 2012 associated with another restructuring programme).

OIBDA totalled 2,305 million euros in the first quarter of 2013, up 7.7% year-on-year in organic terms. In reported terms, the year-on-year change was -9.6% due to the negative impact of the aforementioned fluctuation in exchange rates and the sale of non-strategic towers recorded in the first quarter of 2012 (95 million euros). As a result, the OIBDA margin stood at 31.9%, up 0.2 percentage points in organic terms.

CapEx amounted to 626 million euros (-21.1% year-on-year in organic terms excluding the spectrum acquired this quarter in Uruguay amounting to 24 million euros) and was mainly devoted to the continued improvement of the network in order to provide innovative services in the region which set the benchmark in terms of quality. It should be noted that the year-on-year change in the quarter cannot be extrapolated to the full year given the different levels of execution of investment in both years.

Thus, operating cash flow (OIBDA-CapEx) reached 1.679 million euros, with a year-on-year increase of 23.1% in organic terms.

January – March 2013

Brazil (year-on-year changes in organic terms)

Telefónica Brasil continued to strengthen its market leadership in high value segments thanks to the quality of its network and the strong attractive of its offerings.

The Company maintains its leadership in service quality thus achieving a steady decline in the number of complaints.

During the first quarter, it is worth highlighting the launch in the mobile business of new commercial plans with control of usage in the contract segment which can be tailored to the needs of each customer, who can choose between voice-only packages or packages which include unlimited on-net SMS and mobile connectivity.

In the fixed business, focus is on higher speed offerings with ongoing customer migration to higher commercial propositions. At the same time, the Company is accelerating the deployment of its fiber network.

Thus, the Company managed 91.1 million accesses in Brazil at the end of March, up 1% year-on-year despite the application of more restrictive accounting criteria for prepay customers.

Regarding mobile business operational trend, it is worth highlighting:

•	Penetration in Brazil increased to 133% (+5 percentage points year-on-year).

•

Market share stood at 28.8% (-1.0 percentage points year-on-year) and at 37.1% in the contract segment, up 0.6 percentage points year-on-year and 0.2 percentage points versus the previous quarter, thanks to the strategic focus on higher-value segments.

•

Mobile accesses stood at 76.0 million (+2% year-on-year), with contract segment growing by 17% year-on-year and accounting for 26% of mobile accesses (+3 percentage points year-on-year). Particularly noteworthy was the strong growth of mobile broadband accesses (+60% year-on-year), which accounted for 18% of mobile accesses (+6 percentage points year-on-year) on the back of the strong growth in smartphones with data plans attached, which grew by 88% year-on-year and account for 14% of mobile accesses (+7 percentage points year-on-year).

•

A net loss of 150 thousand accesses was reported in the quarter mainly as a result of the application of more restrictive criteria for the reporting of prepay customers. Thus, net contract additions stood at 716 thousand in the quarter, up 42% versus the additions in the first quarter of 2012, and the Company’s share of net contract additions in the market stood at 41.9%. Churn stood at 3.5%, with contract churn continuing to improve (-0.2 percentage points year-on-year).

•

Traffic maintained a positive trend and grew by 13% year-on-year, reflecting the strong take-up of tariff plans launched over the year. Top ups also posted a good performance, growing 8.7% year-on year despite the reduction in the prepay access base.

•

ARPU reversed the downward trend over the last two years, rising by 1.7% year-on-year, despite the reduction in mobile termination rates in the first three months of 2012. Thus, positive trend on outgoing ARPU remained, with year-on-year growth accelerating to 4.4% thanks to the improvement posted in both the prepay and contract segments and as a result of the good performances of both voice and data.

Regarding commercial activity at the fixed business as of March 2013, the main highlights were:

•	Traditional accesses stood at 10.6 million (-3% year-on-year), with the pace of decline stabilising thanks mainly to the launch of convergent services.

•

Retail Broadband accesses totalled 3.8 million and increased 2% year-on-year, with net additions of 20 thousand accesses in the quarter against a backdrop of higher competitive intensity. It is worth to highlight that over the last year, the weight of customers with higher speed than 4 Mb increased by 12 percentage points. Fixed broadband accesses accounted for 36% of the Company’s fixed traditional accesses, a year-on-year increase of 2 percentage points.

January – March 2013

On the other hand, it should be noted that the Company, as a part of its ongoing offer improvement, is continuing to roll out fibre optic with more than 1.1 million homes passed, and 120 thousand ultra-broadband home connected (+71% year-on-year) at the end of the first quarter.

•

Pay TV accesses stood at 566 thousand (-17% year-on-year), impacted by the MMDS technology accesses loss associated with the future return of the licence. The Company is working on increasing the scope of its new IPTV and OTT “Vivo Play” with multiple-device access launched in the final quarter of 2012.

Revenues amounted to 3,263 million, up 3.0% year-on-year. The mobile business continued to post significant growth, with growth accelerating versus previous quarters, partially offset by the decline in fixed revenues.

It is important to note that revenues are affected from 24 February 2012 by the reduction in mobile termination rates (VUM; -13.7%) and in the fixed-mobile retail tariff (VC; -10.4%). Excluding these impacts, revenues would have increased by 4.3% year-on-year.

Mobile revenues stood at 2,146 million euros in the first quarter of 2013, up 10.6% year-on-year.

•

Mobile service revenues reached 2.000 million euros and increased by 7.0% year-on-year with growth accelerating versus previous quarter (+1.1 percentage points). Excluding the impact of the reduction in mobile termination rates, mobile service revenues would have grown by 8.6% year-on-year (+0.5 percentage points versus the previous quarter), thanks to the positive performance of voice revenues but mainly to the strong data revenues (+19% year-on-year), which now account for 28% of service revenues (+3 percentage points year-on-year). Non-SMS data revenues accounted for 64% of total data revenues.

•

Revenues from handset sales rose by 104.6% in the quarter thanks to the Company’s focus on high value customers, and thus the increased weight of smartphone sales, and the different commercial model for small and medium enterprises since the middle of 2012.

Fixed revenues stood at 1,117 million euros in the quarter (-8.9% year-on-year). Year-on-year performance was affected by the decline in the fixed-mobile retail tariff, which reduced year-on-year growth by 0.9 percentage points. Breakdown by component:

•

Voice and access revenues (-13.0% in the quarter) reflected the abovementioned cut in fixed-mobile retail prices (-11.7% in the quarter excluding this effect) and the mobile business substitution effect.

•

Broadband and new services revenues fell 1.2% year-on-year affected by the intense competition in the fixed broadband and Pay TV businesses, noting data and IT revenues grew despite the reduction in long-distance circuit tariffs in November 2012.

Operating expenses increased 2.8% year-on-year, affected by higher contingencies and as a result of prices update impacting on higher network and personnel expenses, which rose despite continuing to extract synergies from businesses integration. It is worth noting that thanks to cost efficiency measures, commercial expenses fell despite maintaining a high level of commercial activity associated with high-value customers. Furthermore, it is important to note that the year-on-year comparison is also affected by non-recurrent expenses related to the headcount restructuring program and incentive redundancy plan, both in the first quarter (34 million euros) and in the same period of 2012 (56 million euros), and by non-recurrent expenses related to the brand unification process in the first quarter of 2012 (9 million euros).

Thus, OIBDA totalled 1,053 million euros in the first quarter, up 3.9% year-on-year in organic terms. In local currency, OIBDA fell 3.9%, impacted by the sale of non-strategic towers recorded in the first quarter of 2012 (93 million euros). As a result, the OIBDA margin stood at 32.3%, up 0.3 percentage points year-on-year in organic terms. Also worth noting is the net negative impact of the reduction in mobile termination rates and of the fixed-mobile retail tariff on OIBDA, dragging year-on-year growth by 1.5 percentage points.

CapEx amounted to 269 million euros (-39.7% year-on-year) and was mainly devoted to expanding the mobile network, with the target of underpinning the strong growth in data and continuing the rollout of the new 4G network, as well as increasing the weight of higher speed accesses in the fixed broadband service.

January – March 2013

Argentina (year-on-year changes in local currency)

Telefónica Argentina maintained its market leadership in the first quarter of 2013 thanks to a portfolio of integrated offerings with bundled fixed and mobile broadband and value added services, which are reflected in the strong commercial activity in the quarter.

This intense commercial activity is especially focused on the ongoing development of mobile broadband through offers such as the daily internet tariff in the prepay segment, the aim of which is to popularise the use of mobile connectivity. Moreover, convergent offers in the fixed business continued to be promoted with the launch of “Dúo Plus” which includes, along with traditional voice bundle and fixed broadband, unlimited flat-rate local calls to any destination.

The Company managed 24.8 million accesses at the end of the first quarter, up 9% year-on-year.

Highlights of the operating performance of the mobile business:

•	The estimated penetration rate in the market stood at 145% (+7 percentage points year-on-year).

•

The Company’s mobile accesses stood at 18.2 million (+10% year-on-year), with solid growth in both the prepay and contract segments, mainly driven by the strong year-on-year growth in smartphones (+64%).

•

Net additions stood at 640 thousand accesses, the highest net additions in the last five years, consolidating the positive trend of recent quarters, with a strong increase in the number of gross additions (+27% year-on-year) and a significant improvement in the churn of the quarter (-1.1 percentage points year-on-year), both contract, which remains the sector benchmark, and prepay.

•	Traffic increased by 11% year-on-year, aligned with customer base growth.

•

ARPU increased by 11.0% year-on-year, reflecting the strategic focus on maximisation of customer value, fuelled by both voice and data growth, with a steady increase in the penetration of broadband connectivity services.

Regarding commercial activity at the fixed business the main highlights were:

•

Traditional fixed accesses stood at 4.8 million, posting a year-on-year increase of 4%, thanks to the success of bundled services (75% of accesses now have some kind of service bundled) and the progress of Fixed Wireless technology, which allows to reach a higher capillarity of the network in an efficient way.

•	Telefónica managed 1.8 million retail broadband accesses, up 8% year-on-year. Net additions maintain a positive performance in the quarter with 20 thousand net additions.

Revenues totalled 912 million euros in the first quarter of 2013, up 22.1% year-on-year.

Mobile revenues totalled 610 million euros in the quarter, up 26.4% year-on-year, with growth accelerating versus previous quarters.

•

Mobile service revenues grew by 21.4% year-on-year, driven primarily by data revenues, which advanced by 36.0% year-on-year and now account for 46% of service revenues (+5 percentage points year-on-year). Non-SMS revenues accounted for 46% of data revenues (+9 percentage points year-on-year).

Fixed revenues totalled 332 million euros in the first quarter, up 14.4% year-on-year.

•	Voice and access revenues increased by 5.5% year-on-year as a result of the voice service bundling strategy and the growth in the customer base.

•	Broadband and new services revenues rose by 23.8% year-on-year, underpinned by the growth of both, internet and content revenues and data, IT and capacity rental revenues.

January – March 2013

Operating expenses advanced by 32% year-on-year, mainly due to the impact of the widespread increase in prices, the growth in expenses associated with the sale of content services, the intense commercial activity developed in the quarter and higher customer care expenses stemming from the improvement in service quality.

OIBDA in the quarter amounted to 231 million euros, a year-on-year decrease of 0.9%, while the OIBDA margin stood at 24.1% (-6.4 percentage points year-on-year), mainly affected by the increase in the weight of lower margin services, such as content, and the increase in commercial expenses mainly associated with the higher weight of smartphone sales and customer care.

CapEx reached 86 million euros in the first quarter, up 16.3% year-on-year mainly as a result of the ongoing focus on network and quality services improvement, in particular in fixed and mobile broadband services. It should be noted that the year-on-year change in the quarter cannot be extrapolated to the full year given the different levels of execution of investment in both years.

Chile (year-on-year changes in organic terms)

Telefónica leads the telecommunications market in Chile through its competitive advantage based on a differentiated and integrated services offer, against a backdrop that, again in the first quarter of the year, was marked by high competition in both the fixed and mobile markets.

To correctly interpret these financial results, note that in the fourth quarter of 2012 and due to a contractual change, all contract handset sales started to be to be recorded as expenses and not as CapEx. In order to have a like-for-like year-on-year comparison, organic year-on-year comparisons are done in homogenous terms.

During the first quarter of 2013, Telefónica Móviles Chile, aiming at strengthening its position in the most valuable segments of the market, launched a new commercial offer for capturing contract customers focusing on smartphones and also more attractive data plans. In the fixed business, focus is on the development of its high-speed broadband offer through VDSL and fibre optic technologies.

Thus, Telefónica managed a total of 13.3 million accesses in Chile at the end of the first quarter, a year-on-year increase of 4%.

Highlights of the operating performance of the mobile business include:

•	Estimated penetration of the Chilean mobile market stood at 156% (+10 percentage points year-on-year).

•

Mobile accesses stood at 10.2 million, up 5% year-on-year, after registering net additions of 189 thousand accesses in the quarter (+22% year-on-year), despite the highly competitive environment following the introduction of number portability at the beginning of 2012. Also noteworthy is the strong 71% year-on-year growth in smartphones, which now account for 12% of mobile accesses (+4 percentage points year-on-year).

•

Churn remained stable year-on-year at 2.2%. It should be noted that, once again, decline on contract churn remained (-0.3 percentage points year-on-year) thanks to the success of the customer retention policies implemented.

•	Traffic increased by 8% year-on-year in the quarter thanks to the growth in outgoing traffic (+9%), which outstripped accesses growth.

•	ARPU fell by 8.5% year-on-year, impacted by strong tariffs reduction and higher competitive intensity in the market.

Regarding commercial activity in the fixed business, highlights were:

•

Traditional accesses stood at 1.7 million (-5% year-on-year), with the pace of decline slowing down versus previous quarters following a net loss of 23 thousand accesses (-38 thousand accesses in the same quarter of 2012) as a result of the Company’s successful customer retention policies.

January – March 2013

•

Retail broadband accesses totalled 932 thousand (+5% year-on-year) in a highly competitive environment and churn decreased by 0.1 percentage points year-on-year. 60% of accesses have speeds of over 4 Mb (+6 percentage points year-on-year).

•

Pay TV accesses stood at 442 thousand, up 10% year-on-year, after reaching net additions of 18 thousand accesses in the quarter, the highest number in the last two years, with a strong churn reduction (-0.8 percentage points).

Revenues totalled 627 million euros in 2012, down 2.2% year-on-year.

Mobile revenues totalled 390 million euros, stable in year-on-year terms.

•

Mobile service revenues declined by 2.8% as a result of a high competition level in the market, which generated a strong tariff decrease in both, prepay and contract segments. Data revenues rose 4.9% year-on-year despite the negative impact of the change in the regulatory treatment of Premium SMS and accounted for 20% of mobile services revenues, driven by non-SMS revenue growth (+17.4% year-on-year) which already account for 81% of data revenues; +9 percentage points year-on-year.

•	Revenues from handset sales advanced 34.7% year-on-year, as a result of higher volume of gross additions versus the previous year.

Revenues from the fixed business reached 262 million euros in the quarter, down 5.3% year-on-year.

•

Broadband and new service revenues accounted for 54% of fixed business revenues (+4 percentage points year-on-year) and grew by 1.7% year-on-year, reflecting the growth in internet, TV and content revenues and the increase of data, IT and capacity rental revenues.

•	Voice and access revenues decreased by 12.3% year-on-year due to the net loss in accesses amid a more mature market environment.

Operating expenses fell by 5.1% year-on-year as a result of the efficiency measures implemented in last quarters under a more simple and efficient structure with process and system improvements, which was mainly reflected in lower subcontract expenses.

As a result, OIBDA totalled 203 million euros, up 4.1% year-on-year in organic terms. The OIBDA margin stood at 32.3%, with an improvement of 1.9 percentage points year-on-year, thanks to the cost containment measures and ongoing efficiency gains that are offsetting the revenue trend.

The year-on-year OIBDA margin comparison in reported terms (-6.5 percentage points) was affected by the accounting change made in the fourth quarter of 2012 on contract handset sales now recorded as expenses and not as CapEx. Organic change was in like-for-like comparison.

CapEx amounted to 78 million euros, up 40.5% year-on-year in organic terms, and was mainly related to the development and improvement of the quality of fixed and mobile broadband services. Capex in reported terms in local currency (-29.2%) was affected by accounting change abovementioned which reduced the investment in 53 million euros, with no impact in operating cash flow generation. It should be noted that the year-on-year change in the quarter cannot be extrapolated to the full year given the different levels of execution of investment in both years.

Perú (year-on-year changes in local currency)

Telefónica posted a solid performance in Peru in the first quarter of 2013, reinforcing its growth profile leveraged on the benefits of its integrated services offer.

During the first quarter of the year, the Company focused its commercial offer on simplifying tariffs and on customer loyalty and remained focused on promoting bundled offers at the fixed business and mobile broadband, with continued improvements of data plans to drive smartphones adoption.

January – March 2013

On the other hand, it is worth noting that in March 2013 Telefónica in Perú carried out the renewals on expired mobile concession contracts, reflecting the Company’s firm commitment to continue expanding telecommunications as a key tool for the development of the country.

The Company managed 20.3 million accesses at the end of March, up 5% year-on-year.

Highlights of the operating performance of the mobile business include:

•	The estimated penetration rate in the mobile market stood at 86% (+7 percentage points year-on-year).

•

The Company’s mobile accesses totalled 15.1 million, up 5% year-on-year, mainly driven by the good performance of the contract segment, which increased by 24% compared to the same quarter of last year and now accounts for 25% of total accesses (+4 percentage points year-on-year). Especially noteworthy is the strong growth in mobile broadband accesses, which more than doubled versus March 2012, with penetration reaching 9% of the total base (+6 percentage points year-on-year in the quarter). The smartphones base reached 1.2 million accesses, almost three times the accesses base of March 2012.

•

In the first quarter there was a net loss of 70 thousand accesses due to the application of more restrictive accounting criteria for prepay customers, with a strong performance of net contract additions that reached 181 thousand accesses in the quarter (+18% year-on-year).

•

Churn in the first quarter stood at 4.9%, affected by the abovementioned application of more restrictive accounting criteria for prepay customers, though particularly noteworthy was the year-on-year improvement of contract churn (-0.2 percentage points).

•	Traffic grew by 14% year-on-year in the quarter, outstripping the increase in the customer base.

•

The focus of the Company on maximizing the customer value was reflected in the performance of the ARPU which increased by 1.5% year-on-year in the first three months of the year, despite the impact of the change in the fixed-mobile tariff and the termination rate reduction applied in October 2012. Thus, outgoing ARPU registered solid growth, rising by 3.4% in the quarter.

In the fixed business, it is worth highlighting:

•

Traditional accesses at the end of March 2013 totalled 2.9 million, stable year-on-year, with a net loss of 9 thousand accesses in the quarter reflecting a lower commercial activity in the fixed-wireless service.

•

Retail broadband accesses totalled 1.3 million, up 16% year-on-year, after recording 45 thousand net additions in the first quarter of the year. Thus, fixed broadband accesses accounted for 46% of traditional accesses (+6 percentage points year-on-year).

•	Pay TV accesses stood at 908 thousand at the end of March, a year-on-year increase of 10% with net additions of 6 thousand accesses in the quarter.

Revenues in the first quarter of 2013 totalled 621 million euros, a year-on-year increase of 6.0% despite adverse regulatory impacts which affected fixed-mobile calls (due to the regulated retail rate cut), and the mobile interconnection rate cut in October 2012. Excluding these impacts, revenues would have increased by 8.7% year-on-year in the quarter.

Mobile revenues reached 348 million euros in the first three months of the year, up 7.6% year-on-year:

•

Mobile service revenues posted a good performance, increasing by 5.7% compared to the first quarter of 2012 despite the negative impact of the abovementioned regulatory changes. Excluding these effects, growth stood at 10.2% year-on-year.

Data revenues continued standing out due to its solid performance, rising 40% year-on-year in the quarter, and now account for 21% of service revenues (+5 percentage points year-on-year), with strong growth in non-SMS data revenues (+54.9% year-on-year in the quarter), which represent 70% of mobile data revenues (+7 percentage points year-on- year).

January – March 2013

Revenues from the fixed business stood at 315 million euros in the first quarter of 2013, up 7.0% year-on-year:

•

Broadband and new services revenues remained as the main growth driver posting a year-on-year increase of 17.5% in the first three months of the year, and represent 64% of fixed revenues, thanks to the solid performances of revenues from internet, TV, content and business services.

•	Voice and access revenues fell by 9.1% year-on-year in the first quarter, affected by the regulatory changes (-6.7% in the three months excluding these factors).

Operating expenses totalled 409 million euros, up 6.2% year-on-year in the first quarter of 2013, mainly due to higher commercial costs driven by increased commercial activity focused on high-value customers, higher personnel expenses associated with employee participation and increased tax expenses. By contrast, mainly noteworthy was the reduction in interconnection costs due to mobile termination rate cuts.

OIBDA stood at 224 million euros in the first quarter of the year, up 6.0% year-on-year, leaving OIBDA margin at 36.1%, stable year-on-year despite the increased commercial focus on high-value customers.

CapEx amounted to 47 million euros, a year-on-year decrease of 21.8%. CapEx continued focused on network deployment for broadband, both fixed and mobile, and new services. It should be noted that the year-on-year change in the quarter cannot be extrapolated to the full year given the different levels of execution of investment in both years.

Colombia (year-on-year changes in local currency)

Telefónica obtained solid results in Colombia in the first quarter of 2013, achieving significant improvements both in the commercial scope and in its financial results as a result of the consolidation of Telefónica Móviles Colombia, S.A. and Colombia Telecomunicaciones S.A. merger in June 2012, significantly strengthening the Company’s position in the country’s telecommunications market.

Following the merger of its fixed and mobile businesses, the Company continues reinforcing the integrated marketing of products whilst maintaining its focus on higher-value customers, boosting convergent products and simplifying prepay offers with unique tariffs plans to all destinations.

Telefónica in Colombia managed 14.0 million accesses at the end of March 2013, down 2% compared to the same quarter of last year impacted by higher prepay mobile churn associated to low-value customers, while virtually stable versus December 2012.

The main highlights of the operating performance of the mobile business include:

•	The estimated mobile penetration rate in the market stood at 105% (+4 percentage points year-on-year).

•

The Company’s mobile accesses stood at 11.5 million, down 3% year-on-year due to the decline in prepay customers for the aforementioned impact, resulting in a net loss of 187 thousand customers in the quarter. Particularly noteworthy is the performance of the contract segment, growing by 7% year-on-year, and now accounting for 27% of the mobile customer base after a net addition of 41 thousand accesses in the quarter. Mobile broadband accesses grew 14%, already accounting for 13% of total mobile accesses, mainly as a result of the strong growth of smartphones (+23% year-on-year).

•

Traffic managed in the quarter remained stable year-on-year, whilst ARPU decreased by 2.3% year-on-year, impacted by termination rate cuts. Nevertheless, outgoing ARPU grew by 0.4% year-on-year mainly associated with the steady uptake of data services.

In the fixed business the main highlights were as follows:

•

Traditional fixed accesses stood at 1.4 million (-2.4% year-on-year), slowing down its decline versus previous quarters, with net additions of 7 thousand accesses in the quarter, reversing the trend of quarterly losses over the last five years, thanks to the positive churn trend (-0.6 percentage points year-on-year) and the higher volume of gross adds.

January – March 2013

•

Retail broadband accesses reached 750 thousand, with year-on-year growth accelerating for the fourth quarter in a row to 20%, after registering net additions of 45 thousand accesses (the highest in the last four years) thanks to the strong performance of gross additions and a significant reduction in churn. It should be noted the strong growth of its penetration over total traditional fixed accesses, with a year-on-year increase of 10 percentage points to reach 53%.

•

Pay TV accesses totalled 299 thousand, up 17% year-on-year, with net additions of 14 thousand accesses in the quarter thanks to the focus of the Company on reducing churn (-1.3 percentage points year-on-year) and the marketing of the stand-alone product since July 2012, which has boosted gross additions as coverage has increased.

Revenues in the quarter totalled 426 million euros, down 2.7% year-on-year, affected by the reduction in termination rates (-1.4% stripping out this impact).

Mobile revenues stood at 259 million euros, down 1.8% year-on-year.

•

Mobile service revenues (-1.4% year-on-year in the quarter) were also affected by the reduction in mobile termination rates. Excluding this impact, mobile service revenues would have remained stable versus the same quarter of last year.

•

Data revenues posted year-on-year growth of 1.4% in the first quarter, and account for 25% of service revenues (+0.7 percentage points year-on-year) despite the change in the marketing strategy for Premium SMS (+8.3% increase excluding this impact). Non-SMS revenues accounted for 91% of data revenues (+2 percentage points year-on-year).

Fixed revenues totalled 167 million euros, down 4.0%.

•

Broadband and new service revenues remained stable compared with the first quarter of 2012 and continued underpinned by the strong performance of internet and content revenues, jointly accounting for 53% of fixed revenues (+2 percentage points year-on-year).

•	Voice and access revenues posted a year-on-year decrease of 8.1% due to a lower number of accesses and the reduction in termination rates.

Operating expenses fell 5.6% year-on-year in the quarter as a result of synergies extracted in the integration of the fixed and mobile businesses, which are mainly reflected in advertising, after the unification of the brand in May 2012, and other commercial cost savings, as well as personnel expenses savings. Also noteworthy were the significant efforts on costs control and the efficiencies obtained on other expense items.

OIBDA stood at 143 million euros in the quarter (+4.8% year-on-year), with an OIBDA margin of 33.6%, up 2.4 percentage points year-on-year mainly thanks to the benefits from the merger of the fixed and mobile units.

CapEx fell by 14.9% year-on-year to 32 million euros, it should be noted that the year-on-year change in the quarter cannot be extrapolated to the full year given the different levels of execution of investment in both years. The Company continues to focus investments on improving fixed broadband network, mobile data and network quality.

Mexico (year-on-year changes in organic terms)

The Mexican telecommunications market faces structural changes over the coming months that should provide significant dynamism to the sector. Telefónica will play an active role in this transformation and, in the first quarter, already reinforced its position in the mobile market with new commercial offerings aimed at accelerating the capture of new customers.

The Company continues to promote “all destination” plans, under which calls can be made to any operator in Mexico, the US and Canada for the same price. Also noteworthy is the launch of new data plans aimed at popularising the use of mobile broadband. The promotion of the new commercial offering, along with the increase in the number of points of sale, accelerated the pace of customer acquisition in the first quarter.

January – March 2013

It is important to note that the Mexican regulator rated Telefónica’s network as the best in the mobile telecommunications market, achieving the highest level of customer satisfaction in the last four years. Thereby, the Company delivers on its strategic focus on service quality and value creation for the customer.

Highlights of the business’s operating performance include:

•	Estimated mobile penetration in the market stood at 92% in the first quarter of 2013 (+7 percentage points year-on-year).

•	Telefónica’s total accesses in Mexico stood at 20.5 million (+2% year-on-year).

•

Mobile accesses totalled 19.3 million, virtually stable year-on-year (+0.2%) as a result of two contrasting trends: while the Company is continuing to apply more restrictive accounting criteria for customers, this negative impact is being offset by a growing commercial activity. Consequently, for a second quarter in a row net additions reached 84 thousand accesses, mainly driven by the strong performance of the contract segment.

•

Mobile broadband accesses multiplied by 2.1 times compared with the same period of the previous year, underpinned by the strong growth of smartphones (2.4 times year-on-year), reaching a penetration of 10% of total mobile accesses (+6 percentage points year-on-year), reflecting the rapid rollout of the 3G network and the commercial repositioning in the data business.

•	The churn stood at 2.9% in the first quarter of 2013 and continues its year-on-year reduction trend (-0.4% percentage points).

•

ARPU fell by 6.3% year-on-year in the quarter due to the strong competitive pressure and the decline in both mobile termination rates, effective since January 2013 (-9%), and SMS termination rates, effective from the fourth quarter of 2012 (-54%).

Revenues in the first quarter of 2013 totalled 388 million euros, down 2.5% year-on-year, impacted by the decline in total ARPU. Mobile service revenues fell by 5.4% in the quarter, due to lower prices and the reduction in termination rates. Excluding the impact of the reduction of termination rates of voice and SMS, service revenues fell 2.7% year-on-year in the quarter.

Data revenues declined 14.0% year-on-year in the quarter, affected by the reduction in the SMS termination rate aforementioned and the launch of SMS bundles with a sharp reduction in the price per unit accounting for 31% of mobile service revenues. On the other hand, non-SMS data revenues grew by 35.6% year-on-year, accounting for 53% of data revenues (+20 percentage points year-on-year).

Operating expenses advanced 1.6% year-on-year mainly driven by the higher commercial costs in acquisition and retention, and the increased customer care reflecting the better commercial activity in the quarter and the efforts to increase customer satisfaction. Also noteworthy are the further efficiencies in network and other non-commercial costs.

OIBDA stood at 67 million euros in the first quarter of 2013 (-22.5% year-on-year in organic terms) with an OIBDA margin of 17.0% (-4.4 percentage points year-on-year in organic terms), impacted by the commercial acceleration in the quarter.

CapEx amounted to 13 million euros in 2013 (-54.3% year-on-year) and was mainly devoted to investment in the distribution channel, points of sale and increasing network capacity and coverage. It should be noted that year-on-year figures cannot be extrapolated to the full year given the different levels of investment execution in both years.

January – March 2013

Venezuela (year-on-year changes in organic terms)

Telefónica maintained in the Venezuelan market its strategy focused on satisfying customer needs through service quality and innovation, with a market benchmark services portfolio. All this was reflected in solid results, both in operational and financial terms.

Thus, in the first quarter of the year the focus remained on commercial campaigns to promote the adoption of mobile broadband driving smartphone penetration in the customer base.

Note also that on February 8, 2013 the Venezuelan government decided to devalue the bolivar from 4.3 strong bolivars per dollar to 6.3 strong bolivars per dollar, a move which had an impact on the Company’s financial results in reported terms.

Highlights of the operating performance in the first quarter of 2013 include:

•	Estimated penetration of the Venezuelan mobile market at the end of the first quarter of 2013 was 106%, remaining stable year-on-year.

•	Telefónica managed a total of 11.6 million accesses in Venezuela at the end of March (+8% year-on-year).

•

Mobile accesses totalled 10.5 million, up 8% year-on-year, leveraged on the strong growth in mobile broadband accesses, which advanced by 31% year-on-year in the first quarter, driven by the strong momentum of smartphones, which grew by 43% to reach the highest penetration in the region (35%; +8 percentage points year-on-year).

The increased quality of the customer base was reflected in the growth of contract mobile accesses (+25% year-on-year).

•

Churn stood at 2.4% in the quarter, up 0.4 percentage points year-on-year. Contract churn stood at 0.7% at the end of the quarter (-0.2 percentage points year-on-year) and remained as a market benchmark one more quarter.

•

Traffic consolidated its progressive year-on-year growth, increasing by 19%, outstripping the growth of the customer base and in line with year-on-year ARPU growth (+18.8%), which is mainly driven by growth in data ARPU (+23.5% year-on-year) underpinned by a differential quality of service.

•

Furthermore, as a sample of the innovative proposal of high quality services, it is worth highlighting the strong performance of pay TV accesses, which virtually doubled year-on-year to 238 thousand accesses. On the other hand, fixed wireless accesses remained stable year-on-year at 866 thousand accesses.

Revenues amounted to 623 million euros in the first quarter of 2013, up 30.7% year-on-year. This evolution reflected the good performance of mobile service revenues (+30.4% year-on-year), driven by the larger customer base and ARPU growth.

Data revenues posted solid growth of 36.2% year-on-year in the quarter to account for 40% of mobile service revenues (+2 percentage points year-on-year). Non-SMS data revenues advanced by 60.8% year-on-year and accounted for 60% of data revenues (+9 percentage points year-on-year).

Operating expenses increased by 25.2% year-on-year, mainly impacted by the widespread price increases that translated into higher personnel and subcontract expenses.

OIBDA totalled 284 million euros in the first quarter of 2013, up 36.9% year-on-year. The Company reached an OIBDA margin of 45.6% (+2.1 percentage points year-on-year in organic terms), maintaining high efficiency levels against a backdrop of widespread price increases.

CapEx amounted to 44 million euros in the quarter (+2.8% year-on-year) and was mainly devoted to increasing capacity and 3G coverage and improving the transmission network.

January – March 2013

LATINOAMÉRICA

ACCESSES

Unaudited figures (thousands)

	2012				2013
	March	June	September	December	March	% Chg
Final Clients Accesses	205,433.8	207,908.5	210,101.4	211,908.0	212,383.1	3.4
Fixed telephony accesses (1) (2)	23,905.3	23,860.0	23,873.7	24,153.3	24,111.2	0.9
Internet and data accesses	8,397.3	8,537.9	8,664.6	8,732.5	8,837.2	5.2
Narrowband	291.1	268.3	216.6	209.1	186.1	(36.1)
Broadband (3)	7,997.8	8,161.2	8,339.7	8,415.3	8,545.3	6.8
Other (4)	108.4	108.4	108.2	108.0	105.9	(2.3)
Mobile accesses	170,836.9	173,191.0	175,209.5	176,595.4	176,982.5	3.6
Prepay (5)	134,802.7	136,055.4	136,978.6	137,141.5	136,270.9	1.1
Contract (2)	36,034.2	37,135.6	38,230.9	39,453.9	40,711.6	13.0
Pay TV	2,294.3	2,319.6	2,353.6	2,426.8	2,452.2	6.9

Wholesale Accesses	49.3	44.0	47.6	47.0	45.4	(7.9)

Total Accesses T. Latam	205,483.1	207,952.5	210,149.0	211,955.1	212,428.5	3.4
Terra Accesses	691.5	660.6	673.6	604.7	540.4	(21.9)
Total Accesses in Latin America	206,174.6	208,613.1	210,822.6	212,559.8	212,968.9	3.3

TELEFÓNICA LATINOAMÉRICA

MOBILE ACCESSES

Unaudited figures (thousands)

	2012				2013
	March	June	September	December	March	% Chg
Prepay percentage (%)	78.9%	78.6%	78.2%	77.7%	77.0%	(1.9 p.p.	)
Contract percentage (%)	21.1%	21.4%	21.8%	22.3%	23.0%	1.9 p.p.
MBB accesses (‘000)	18,554.3	21,472.4	23,657.1	27,275.8	28,928.2	55.9
MBB penetration (%)	11%	12%	14%	15%	16%	5.5 p.p.
Smartphone penetration (%)	8%	10%	11%	13%	14%	5.9 p.p.

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.
(2)	Fixed telephony accesses include the reclassification in the fourth quarter of 2012 in Argentina of 157 thousand “fixed wireless” accesses previously recognized as mobile accesses of the contract segment.
(3)	Includes ADSL, optical fiber, cable modem and broadband circuits.
(4)	Retail circuits other than broadband.
(5)	In Brazil, 1.6 million inactive accesses were disconnected in the second quarter of 2012.

January – March 2013

TELEFÓNICA LATINOAMÉRICA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - March		% Chg
	2013	2012	Reported	Organic
Revenues	7,232	7,519	(3.8)	6.8
Internal exp. capitalized in fixed assets	40	39	0.3	5.9
Operating expenses	(4,997)	(5,136)	(2.7)	6.4
Supplies	(1,942)	(1,916)	1.4	8.5
Personnel expenses	(737)	(741)	(0.5)	10.6
Subcontracts	(1,958)	(2,074)	(5.6)	4.2
Bad debt provision	(135)	(172)	(21.8)	(15.4)
Taxes	(226)	(233)	(3.3)	11.1
Other net operating income (expense)	11	30	(64.5)	(68.7)
Gain (loss) on sale of fixed assets	20	96	(79.4)	n.m.
Impairment of goodwill and other assets	—	—	—	—
Operating income before D&A (OIBDA)	2,305	2,549	(9.6)	7.7
OIBDA Margin	31.9%	33.9%	(2.0 p.p. )	0.2 p.p.
Depreciation and amortization	(1,227)	(1,239)	(1.0)	8.0
Operating income (OI)	1,078	1,309	(17.7)	7.4

Notes:

•	OIBDA and OI before management and brand fees.

•	2012 and 2013 reported figures include the hyperinflationary adjustments in Venezuela.

January – March 2013

TELEFÓNICA LATINOAMÉRICA

ACCESSES BY COUNTRY (I)

Unaudited figures (Thousands)

	2012				2013
	March	June	September	December	March	% Chg
BRAZIL
Final Clients Accesses	90,333.7	91,136.9	92,144.8	91,345.4	91,064.4	0.8
Fixed telephony accesses (1)	10,880.9	10,767.4	10,710.9	10,642.7	10,550.2	(3.0)
Internet and data accesses	3,986.3	3,999.2	4,009.1	3,964.3	3,961.0	(0.6)
Narrowband	207.9	188.8	161.8	137.9	116.5	(43.9)
Broadband (2)	3,700.1	3,732.0	3,768.9	3,748.4	3,767.9	1.8
Other (3)	78.2	78.4	78.4	78.1	76.5	(2.2)
Mobile accesses	74,783.7	75,719.7	76,805.6	76,137.3	75,987.5	1.6
Prepay (4)	58,163.0	58,542.3	58,851.0	57,335.1	56,469.6	(2.9)
Contract	16,620.7	17,177.4	17,954.5	18,802.2	19,517.9	17.4
Pay TV	682.8	650.5	619.3	601.2	565.7	(17.2)

Wholesale Accesses	26.9	25.7	25.0	24.4	23.1	(14.1)

Total Accesses	90,360.6	91,162.6	92,169.8	91,369.8	91,087.5	0.8

ARGENTINA
Final Clients Accesses	22,786.3	23,009.8	23,574.5	24,121.9	24,781.4	8.8
Fixed telephony accesses (1)	4,597.0	4,582.7	4,573.7	4,762.4	4,765.0	3.7
Fixed wireless (5)	36.8	49.5	47.2	234.6	255.4	n.m.
Internet and data accesses	1,655.0	1,685.0	1,705.0	1,755.5	1,772.0	7.1
Narrowband	28.4	26.1	2.1	19.3	16.0	(43.7)
Broadband (2)	1,626.6	1,659.0	1,702.9	1,736.3	1,755.9	8.0
Mobile accesses	16,534.2	16,742.1	17,295.9	17,604.0	18,244.4	10.3
Prepay	10,274.0	10,325.0	10,677.2	11,000.0	11,502.3	12.0
Contract (5)	6,260.2	6,417.1	6,618.7	6,604.0	6,742.1	7.7

Wholesale Accesses	13.4	9.4	14.1	14.1	13.8	2.8

Total Accesses	22,799.7	23,019.2	23,588.6	24,136.0	24,795.2	8.8

CHILE
Final Clients Accesses	12,809.1	12,742.2	12,849.9	13,142.1	13,330.8	4.1
Fixed telephony accesses (1)	1,810.3	1,780.1	1,757.5	1,737.9	1,715.0	(5.3)
Internet and data accesses	894.9	913.8	934.3	940.1	945.0	5.6
Narrowband	5.7	5.5	5.6	5.5	10.2	78.3
Broadband (2)	886.0	905.4	926.0	932.0	932.3	5.2
Other (3)	3.2	2.9	2.7	2.5	2.5	(20.5)
Mobile accesses	9,703.3	9,640.3	9,750.0	10,040.1	10,229.0	5.4
Prepay	6,922.7	6,818.9	7,007.5	7,385.0	7,624.9	10.1
Contract	2,780.6	2,821.5	2,742.5	2,655.1	2,604.1	(6.3)
Pay TV	400.6	407.9	408.1	424.0	441.8	10.3

Wholesale Accesses	5.3	5.2	4.8	4.9	4.8	(8.5)

Total Accesses	12,814.4	12,747.4	12,854.7	13,147.0	13,335.6	4.1

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1, ISDN Primary access, 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.
(2)	Includes ADSL, optical fiber, cable modem and broadband circuits.
(3)	Retail circuits other than broadband.
(4)	In Brazil, 1.6 million inactive accesses were disconnected in the second quarter of 2012.
(5)	Includes the reclassification in the fourth quarter of 2012 of 157 thousand “fixed wireless” accesses previously recognized as mobile accesses of the contract segment.

January – March 2013

TELEFÓNICA LATINOAMÉRICA

ACCESSES BY COUNTRY (II)

Unaudited figures (Thousands)

	2012				2013
	March	June	September	December	March	% Chg
PERU
Final Clients Accesses	19,332.8	19,694.1	19,870.2	20,299.5	20,268.0	4.8
Fixed telephony accesses (1)	2,877.2	2,908.6	2,899.0	2,883.4	2,874.0	(0.1)
Fixed wireless	638.0	631.8	602.8	580.3	346.4	(45.7)
Internet and data accesses	1,182.5	1,245.0	1,287.8	1,317.6	1,359.8	15.0
Narrowband	9.7	8.6	8.3	8.2	5.5	(43.2)
Broadband (2)	1,152.2	1,215.6	1,258.6	1,288.3	1,333.7	15.8
Other (3)	20.5	20.7	20.8	21.0	20.5	0.0
Mobile accesses	14,445.2	14,684.1	14,798.4	15,196.9	15,126.4	4.7
Prepay	11,372.7	11,422.4	11,380.7	11,555.3	11,303.9	(0.6)
Contract	3,072.5	3,261.7	3,417.7	3,641.6	3,822.5	24.4
Pay TV	828.0	856.5	885.0	901.6	907.8	9.6

Wholesale Accesses	0.4	0.4	0.4	0.4	0.4	(8.2)

Total Accesses	19,333.3	19,694.5	19,870.6	20,299.9	20,268.4	4.8

COLOMBIA
Final Clients Accesses	14,287.7	14,719.5	14,394.9	14,122.8	14,001.6	(2.0)
Fixed telephony accesses (1)	1,463.3	1,450.5	1,431.0	1,420.4	1,427.5	(2.4)
Internet and data accesses	636.4	652.8	687.1	714.0	758.8	19.2
Narrowband	8.5	8.5	8.5	8.5	8.4	(1.2)
Broadband (2)	627.9	644.2	678.6	705.4	750.4	19.5
Mobile accesses	11,933.0	12,358.5	12,005.0	11,703.6	11,516.3	(3.5)
Prepay	9,076.4	9,440.0	9,045.2	8,675.2	8,446.9	(6.9)
Contract	2,856.6	2,918.6	2,959.8	3,028.4	3,069.4	7.5
Pay TV	255.0	257.7	271.8	284.8	299.1	17.3

Wholesale Accesses	3.3	3.3	3.3	3.3	3.3	0.0

Total Accesses	14,291.0	14,722.8	14,398.2	14,126.1	14,004.9	(2.0)

MEXICO
Mobile accesses	19,210.8	19,158.4	19,076.5	19,168.0	19,251.7	0.2
Prepay	17,690.8	17,637.8	17,626.1	17,668.3	17,663.6	(0.2)
Contract	1,520.0	1,520.6	1,450.4	1,499.7	1,588.1	4.5
Fixed wireless	821.4	886.6	991.9	1,158.9	1,259.0	53.3
Total Accesses	20,032.2	20,045.0	20,068.4	20,326.9	20,510.7	2.4
VENEZUELA
Internet and data accesses	38.9	38.7	38.1	37.8	37.4	(3.8)
Narrowband	30.6	30.4	30.0	29.5	29.2	(4.5)
Broadband (2)	3.2	3.2	3.2	3.3	3.4	7.7
Other (3)	5.2	5.1	4.9	5.0	4.8	(6.4)
Mobile accesses	9,695.0	9,826.4	10,091.0	10,549.0	10,455.5	7.8
Prepay	8,812.2	8,912.1	9,121.1	9,514.8	9,351.4	6.1
Contract	882.9	914.4	969.9	1,034.3	1,104.1	25.1
Fixed wireless	866.8	882.5	884.7	900.3	865.9	(0.1)
Pay TV	127.9	147.1	169.5	215.3	237.9	85.9
Total Accesses	10,728.7	10,894.8	11,183.3	11,702.4	11,596.8	8.1

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1, ISDN Primary access, 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.
(2)	Includes ADSL, optical fiber, cable modem and broadband circuits.
(3)	Retail circuits other than broadband.

January – March 2013

TELEFÓNICA LATINOAMÉRICA

ACCESSES BY COUNTRY (III)

Unaudited figures (Thousands)

	2012				2013
	March	June	September	December	March	% Chg
CENTRAL AMERICA (1)
Fixed telephony accesses (2)	547.5	561.5	579.5	600.4	609.5	11.3
Fixed Wireless (3)	391.7	406.6	421.1	440.2	383.0	(2.2)
Internet and data accesses	3.6	3.3	3.2	3.2	3.3	(7.8)
Narrowband	0.3	0.2	0.2	0.2	0.2	(23.1)
Broadband (4)	1.8	1.7	1.6	1.6	1.6	(8.2)
Other (5)	1.5	1.3	1.4	1.4	1.4	(4.9)
Mobile accesses	8,085.3	8,542.7	8,871.1	9,380.2	9,340.5	15.5
Prepay	7,310.5	7,727.3	8,067.3	8,545.4	8,475.6	15.9
Contract	774.9	815.5	803.8	834.8	864.9	11.6
Total Accesses	8,636.4	9,107.5	9,453.7	9,983.9	9,953.3	15.2
ECUADOR
Mobile accesses	4,627.3	4,710.2	4,710.0	4,972.8	4,988.3	7.8
Prepay	3,887.6	3,954.1	3,936.3	4,169.5	4,148.4	6.7
Contract	739.7	756.1	773.8	803.3	839.9	13.5
Fixed Wireless	40.8	40.1	45.5	46.9	45.0	10.1
Total Accesses	4,668.2	4,750.4	4,755.5	5,019.6	5,033.3	7.8
URUGUAY
Mobile accesses	1,819.1	1,808.4	1,806.1	1,843.5	1,842.8	1.3
Prepay	1,292.9	1,275.5	1,266.3	1,292.9	1,284.3	(0.7)
Contract	526.1	532.8	539.8	550.6	558.5	6.1
Total Accesses	1,819.1	1,808.4	1,806.1	1,843.5	1,842.8	1.3

(1)	Includes Guatemala, Panama, El Salvador, Nicaragua, and Costa Rica.
(2)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access, 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.
(3)	Fixed Wireless accesses exclude since the first quarter of 2013, 58 thousand accesses included as fixed telephony accesses.
(4)	Includes ADSL, optical fiber, cable modem and broadband circuits.
(5)	Retail circuits other than broadband.

January – March 2013

TELEFÓNICA LATINOAMÉRICA

SELECTED MOBILE BUSINESS OPERATING DATA BY COUNTRY

Unaudited figures

	2012				2013
	Q1	Q2	Q3	Q4	Q1	% Chg Local Cur
BRAZIL (1)
Traffic (Million minutes)	26,221	27,420	29,252	31,062	29,638	13.0
ARPU (EUR)	9.6	8.6	8.6	8.8	8.5	1.7
ARGENTINA
Traffic (Million minutes)	4,665	5,087	5,366	6,084	5,199	11.5
ARPU (EUR)	10.5	11.1	11.1	11.0	10.0	11.0
CHILE
Traffic (Million minutes)	3,188	3,207	3,194	3,475	3,428	7.5
ARPU (EUR)	12.0	11.7	12.4	12.1	11.3	(8.5)
PERU
Traffic (Million minutes)	4,988	5,110	5,459	5,592	5,668	13.6
ARPU (EUR)	6.5	6.4	7.0	6.9	6.8	1.5
COLOMBIA
Traffic (Million minutes)	4,351	4,295	4,447	4,563	4,372	0.5
ARPU (EUR) (2)	7.0	6.8	6.9	7.1	6.9	(2.3)
MEXICO
Traffic (Million minutes)	4,454	4,505	4,292	4,494	4,363	(2.0)
ARPU (EUR)	5.5	5.5	5.7	5.8	5.2	(6.3)
VENEZUELA
Traffic (Million minutes)	3,766	3,885	4,153	4,604	4,496	19.4
ARPU (EUR) (3)	19.4	20.6	21.9	22.9	15.6	18.8
CENTRAL AMERICA (4)
Traffic (Million minutes)	2,754	2,738	2,743	2,893	2,892	(4.8)
ARPU (EUR)	5.9	5.7	5.7	5.7	5.3	9.9
ECUADOR
Traffic (Million minutes)	1,127	1,046	1,056	1,062	1,047	(7.0)
ARPU (EUR)	7.3	7.5	7.9	7.5	7.2	(0.9)
URUGUAY
Traffic (Million minutes)	827	820	858	897	823	(0.5)
ARPU (EUR)	10.6	10.2	10.6	11.9	11.1	3.2

Notes:

•	ARPU calculated as a monthly quarterly average.

•

Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

(1)	ARPU affected by the disconnection of 1.6 million inactive accesses in the second quarter of 2012 in Brazil.
(2)	First quarter and second quarter of 2012 figures were reclassified according to a proforma criteria regarding the integration of the fixed and mobile businesses.
(3)	For comparative purposes and in order to facilitate the interpretation of the year-on-year change versus 2012 results, the variation in local currency of the ARPU in Venezuela is reported excluding the impact of the hyperinflation adjustment.
(4)	Includes Guatemala, Panama, El Salvador, Nicaragua and Costa Rica.

January – March 2013

TELEFÓNICA LATINOAMÉRICA

CUMULATIVE SELECTED MOBILE BUSINESS OPERATING DATA BY COUNTRY

Unaudited figures

	2012				2013
	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	% Chg Local Cur
BRAZIL (1)
Traffic (Million minutes)	26,221	53,641	82,894	113,955	29,638	13.0
ARPU (EUR)	9.6	9.1	8.9	8.9	8.5	1.7
ARGENTINA
Traffic (Million minutes)	4,665	9,751	15,117	21,201	5,199	11.5
ARPU (EUR)	10.5	10.8	10.9	11.0	10.0	11.0
CHILE
Traffic (Million minutes)	3,188	6,395	9,589	13,064	3,428	7.5
ARPU (EUR)	12.0	11.8	12.0	12.0	11.3	(8.5)
PERU
Traffic (Million minutes)	4,988	10,098	15,557	21,149	5,668	13.6
ARPU (EUR)	6.5	6.4	6.6	6.7	6.8	1.5
COLOMBIA
Traffic (Million minutes)	4,351	8,646	13,093	17,656	4,372	0.5
ARPU (EUR) (2)	7.0	6.9	6.9	7.0	6.9	(2.3)
MEXICO
Traffic (Million minutes)	4,454	8,960	13,252	17,746	4,363	(2.0)
ARPU (EUR)	5.5	5.5	5.6	5.6	5.2	(6.3)
VENEZUELA
Traffic (Million minutes)	3,766	7,651	11,804	16,408	4,496	19.4
ARPU (EUR) (3)	19.4	20.0	20.6	21.2	15.6	18.8
CENTRAL AMERICA (4)
Traffic (Million minutes)	2,754	5,492	8,234	11,127	2,892	(4.8)
ARPU (EUR)	5.9	5.8	5.8	5.8	5.3	9.9
ECUADOR
Traffic (Million minutes)	1,127	2,172	3,228	4,291	1,047	(7.0)
ARPU (EUR)	7.3	7.4	7.6	7.5	7.2	(0.9)
URUGUAY
Traffic (Million minutes)	827	1,647	2,505	3,403	823	(0.5)
ARPU (EUR)	10.6	10.4	10.5	10.8	11.1	3.2

Notes:

•	ARPU calculated as a monthly quarterly average for each period.

•

Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

(1)	ARPU affected by the disconnection of 1.6 million inactive accesses in the second quarter of 2012 in Brazil.
(2)	First quarter and second quarter of 2012 figures were reclassified according to a proforma criteria regarding the integration of the fixed and mobile businesses.
(3)	For comparative purposes and in order to facilitate the interpretation of the year-on-year change versus 2012 results, the variation in local currency of the ARPU in Venezuela is reported excluding the impact of the hyperinflation adjustment.
(4)	Includes Guatemala, Panama, El Salvador, Nicaragua and Costa Rica.

January – March 2013

TELEFÓNICA LATINOAMÉRICA

SELECTED FINANCIAL DATA BY COUNTRY (I)

Unaudited figures (Euros in millions)

	January - March
	2013	2012	% Chg	% Chg Local Cur
BRAZIL
Revenues	3,263	3,604	(9.5)	3.0
Wireless Business	2,146	2,208	(2.8)	10.6
Mobile service revenues	2,000	2,127	(6.0)	7.0
Data revenues	556	531	4.6	19.0
Handset revenues	146	81	79.8	104.6
Wireline Business	1,117	1,395	(20.0)	(8.9)
FBB and new services (1)	406	468	(13.2)	(1.2)
Voice & Access Revenues	699	914	(23.5)	(13.0)
Other	12	14	(15.5)	(3.9)
OIBDA	1,053	1,246	(15.5)	(3.9)
OIBDA margin	32.3%	34.6%	(2.3 p.p. )
CapEx	269	507	(47.0)	(39.7)
OpCF (OIBDA-CapEx)	784	739	6.1	20.7
ARGENTINA
Revenues	912	869	5.0	22.1
Wireless Business	610	561	8.7	26.4
Mobile service revenues	541	518	4.4	21.4
Data revenues	251	214	17.0	36.0
Handset revenues	69	43	60.2	86.3
Wireline Business	332	337	(1.6)	14.4
FBB and new services (1)	160	150	6.5	23.8
Voice & Access Revenues	160	176	(9.2)	5.5
Other	12	11	9.4	27.2
OIBDA	231	271	(14.8)	(0.9)
OIBDA margin (2)	24.1%	30.6%	(6.4 p.p. )
CapEx	86	86	0.0	16.3
OpCF (OIBDA-CapEx)	145	185	(21.6)	(8.8)
CHILE
Revenues	627	622	0.7	(2.0)
Wireless Business	390	378	3.0	0.3
Mobile service revenues	351	351	(0.1)	(2.8)
Data revenues	69	64	7.8	4.9
Handset revenues	39	27	43.1	39.2
Wireline Business	262	269	(2.6)	(5.3)
FBB and new services (2)	141	135	4.5	1.7
Voice & Access Revenues	114	126	(9.9)	(12.3)
Other	6	7	(9.9)	(12.3)
OIBDA	203	242	(16.2)	(18.4)
OIBDA margin	32.3%	38.9%	(6.5 p.p. )
CapEx	78	107	(27.2)	(29.2)
OpCF (OIBDA-CapEx)	125	135	(7.4)	(9.9)

Notes:

•	OIBDA is presented before management and brand fees.

(1)	Includes FBB connectivity services (retail and wholesale), including value added services, TV services, ICT revenues and other services over connectivity.
(2)	Margin over revenues includes fixed to mobile interconnection.

January – March 2013

TELEFÓNICA LATINOAMÉRICA

SELECTED FINANCIAL DATA BY COUNTRY (II)

Unaudited figures (Euros in millions)

	January - March
	2013	2012	% Chg	% Chg Local Cur
PERU
Revenues	621	566	9.7	6.0
Wireless Business (1)	348	312	11.3	7.6
Mobile service revenues (1)	304	277	9.4	5.7
Data revenues	65	45	44.9	40.0
Handset revenues	44	35	26.5	22.2
Wireline Business	315	285	10.7	7.0
FBB and new services (2)	202	166	21.6	17.5
Voice & Access Revenues	108	115	(5.9)	(9.1)
Other	6	4	33.2	28.8
OIBDA	224	204	9.7	6.0
OIBDA margin	36.1%	36.1%	(0.0 p.p. )
CapEx	47	58	(19.0)	(21.8)
OpCF (OIBDA-CapEx)	177	147	21.0	17.0
COLOMBIA
Revenues	426	439	(3.0)	(2.7)
Wireless Business	259	264	(2.1)	(1.8)
Mobile service revenues	240	244	(1.7)	(1.4)
Data revenues	60	59	1.1	1.4
Handset revenues	19	20	(7.0)	(6.7)
Wireline Business	167	174	(4.3)	(4.0)
FBB and new services (2)	89	89	(0.1)	0.2
Voice & Access Revenues	78	85	(8.4)	(8.1)
Other	0	1	(31.8)	(31.6)
OIBDA	143	137	4.4	4.8
OIBDA margin	33.6%	31.2%	2.4 p.p.
CapEx	32	38	(15.1)	(14.9)
OpCF (OIBDA-CapEx)	111	99	12.0	12.4
MEXICO (T. Móviles Mexico)
Revenues	388	390	(0.6)	(2.5)
Mobile service revenues	336	349	(3.6)	(5.4)
Data revenues	103	118	(12.3)	(14.0)
Handset revenues	51	41	24.4	22.0
OIBDA	67	83	(20.1)	(21.6)
OIBDA margin	17.2%	21.4%	(4.2 p.p. )
CapEx	13	28	(53.4)	(54.3)
OpCF (OIBDA-CapEx)	53	55	(3.1)	(5.0)

Notes:

•	OIBDA is presented before management and brand fees.

(1)	Includes revenues from fixed wireless.
(2)	Includes FBB connectivity services (retail and wholesale), including value added services, TV services, ICT revenues and other services over connectivity.

January – March 2013

TELEFÓNICA LATINOAMÉRICA

SELECTED FINANCIAL DATA BY COUNTRY (III)

Unaudited figures (Euros in millions)

	January - March
	2013	2012	% Chg	% Chg Local Cur
VENEZUELA (T. Móviles Venezuela) (1)
Revenues	623	663	(6.1)	30.7
Mobile service revenues	561	597	(6.0)	30.4
Data revenues (2)	222	229	(3.0)	36.2
Handset revenues	62	66	(6.2)	33.8
OIBDA	284	287	(1.2)	36.9
OIBDA margin	45.6%	43.3%	2.2 p.p.
CapEx	44	64	(30.9)	2.8
OpCF (OIBDA-CapEx)	240	223	7.3	44.9
CENTRAL AMERICA (3)
Revenues	168	163	3.0	5.0
Mobile service revenues	156	145	7.7	9.8
Data revenues	39	31	25.6	28.9
Handset revenues	12	19	(37.5)	(36.2)
OIBDA	30	21	38.9	43.4
OIBDA margin	17.7%	13.1%	4.6 p.p.
CapEx (4)	23	8	n.m.	n.m.
OpCF (OIBDA-CapEx) (4)	6	14	(54.3)	(49.7)
ECUADOR (T. Móviles Ecuador)
Revenues	123	117	5.0	5.7
Mobile service revenues	111	104	6.6	7.4
Data revenues	36	31	13.2	14.0
Handset revenues	11	12	(8.9)	(8.2)
OIBDA	44	39	11.3	12.1
OIBDA margin	35.6%	33.5%	2.0 p.p.
CapEx	5	8	(32.1)	(31.6)
OpCF (OIBDA-CapEx)	38	31	22.2	23.1
URUGUAY (T. Móviles Uruguay)
Revenues	68	64	5.8	4.4
Mobile service revenues	65	62	4.9	3.5
Data revenues	24	21	17.0	15.5
Handset revenues	3	3	24.6	23.0
OIBDA	30	29	1.8	0.5
OIBDA margin	44.0%	45.7%	(1.7 p.p. )
CapEx (5)	28	2	n.m.	n.m.
OpCF (OIBDA-CapEx) (5)	2	27	(92.4)	(92.5)

Notes:

•	OIBDA is presented before management and brand fees.

(1)	Reported figures include the hyperinflationary adjustments in Venezuela in both years. For comparison purposes and to facilitate the interpretation of the year-on-year changes vs. 2012, variations in local currency of the headings affected by the hyperinflation adjustments are reported excluding the impact of this adjustment.
(2)	Data revenues do not include hyperinflationary adjustments.
(3)	Includes Guatemala, Panama, El Salvador, Nicaragua and Costa Rica.
(4)	CapEx includes 5 million euros from the spectrum acquired in Nicaragua in the first quarter of 2012.
(5)	CapEx includes 24 million euros from the spectrum acquired in the first quarter of 2013.

January – March 2013

03

TELEFONICA EUROPE1

Telefonica Europe continued its transformation strategy across countries to face an intensified competitive landscape and a challenging macroeconomic backdrop. Hence, in the first quarter 2013 the commercial offer has been refreshed across footprint to strengthen the commercial position, reinforcing the data-centric strategy under a no-subsidy model, and simplifying the offer structure.

On top of this, Telefonica Europe continued focused on further increasing its business model efficiency, implementing cost reductions initiatives and optimising resources allocation in all its operations. This strategy successfully enhanced profitability, driving for a second consecutive quarter a year-on-year improvement in OIBDA margin in organic terms, despite the ongoing revenue pressure.

Total customer base reached 102.7 million accesses at the end of March (-1% year-on-year) and was affected by the disconnection of 114 thousand accesses of inactive mobile contract customers in the first quarter of 2013 in Czech Republic.

Main mobile operating highlights are:

•

The mobile customer base stood at 70.3 million, stable year-on-year, increasing the percentage of contract customers over the total (60% of the base; +2 percentage points year-on-year). The negative evolution of accesses in the quarter (-308 thousand), excluding the impact of the aforementioned disconnections, reflected an increased competitive environment and lower growth in the total market that drove to a slowdown in contract net additions (143 thousand accesses) and a higher net loss in prepay.

•

Mobile broadband accesses grew 16% year-on-year up to 26.3 million customers, reflecting the Company’s focus in high value customers. This performance is explained by the higher smartphone adoption reaching a 37% penetration at the end of March; +7 percentage points year-on-year) fostered by the successful data propositions.

Regarding fixed telephony business in the first quarter of 2013, retail fixed telephony accesses declined 4% year-on-year to 15.7 million as of March of 2013, while retail fixed broadband accesses stood at 9.6 million accesses (-1% year-on-year).

Revenues amounted to 6,675 million euros up to March and decreased by 10.5% in organic terms (-11.7% reported). Excluding the impact from regulation (mobile termination and roaming rate cuts) revenues would have declined 8.5% year-on-year in the quarter in organic terms, as there are some calendar effects affecting first quarter performance (leap year and Easter).

Mobile data revenues were almost flat in organic terms in the first quarter (-0.8% reported), accounting for 44% of mobile service revenues (40% in March 2012). Non-SMS data revenues continued posting a solid performance up to March growing 11.8% year-on-year in organic terms. As a result, non-SMS data revenues accounted for 62% of total data revenues (+6 percentage points year-on-year).

Operating expenses (4,462 million euros in the first quarter of 2013) decreased 12.6% organic year-on-year (-14.1% reported) as a consequence of the continuous focus on executing efficiency measures. Operating expenses breakdown as follows:

•

Supplies declined in the quarter 16.5% in organic terms. The sharp variation was mainly explained by lower interconnection costs and lower handset supplies primarily driven by the new commercial strategy of subsidies put in place in Spain from March 2012.

[1]

Organic growth: assumes constant exchange rates as of 2012 (average Fx in 2012) and considers constant perimeter of consolidation. In OIBDA terms excludes capital gains from non-strategic tower sales. CapEx excludes spectrum acquisition.

January – March 2013

•

Personnel expenses were down 3.0% compared with the first quarter of 2012 in organic terms mainly reflecting the savings related to the restructuring plans in Spain and Czech Republic. It is worth mentioning that in the quarter restructuring provisions were recorded in the Czech Republic (14 million euros vs. 7 million euros in the first quarter of 2012) and in the UK (8 million euros). The lower pace in year-on-year decline compared to the previous quarter (-16.4% organic) is due to the positive impact of 94 million euros recorded in the fourth quarter of 2012 due to a change in the scheme of the UK pension and the already mentioned provisions.

•	Subcontract expenses declined 11.4% year-on-year in organic terms up to March, on the back of lower commercial costs and savings in IT and network costs.

OIBDA amounted to 2,348 million euros in the first quarter of 2013, posting a 4.9% year-on-year decline in organic terms, similar to the previous quarter (-4.5% year-on-year) after excluding the impact due to the change in the UK pension scheme. In reported terms, OIBDA decreased 6.4% year-on-year, affected by restructuring expenses in Czech Republic and UK, the sale of non-core asset sales in the first quarter of 2012 in Spain (28 million euros) and Czech Republic (9 million euros).

As a consequence, OIBDA margin reached 35.2%, registering for a second quarter in a row a year-on year improvement in organic terms (+2.1 percentage points) and reflecting the incremental savings stemming from the set of initiatives put in place to enhance efficiency.

CapEx stood at 1,286 million euros and includes the spectrum acquisition in the UK in the first quarter (671 million euros). In organic terms, CapEx was 16.5% lower than in the first three months of 2012, as a result of a different investment phasing and the Company’s focus on prioritization of investments to growth areas (3G and 4G mobile networks as well as fibre).

Operating cash flow (OIBDA-CapEx) reached 1.062 million euros, stable year-on-year in organic terms.

Telefonica España

Telefónica España’s results in the first quarter of 2013 continue reflecting the benefits of the transformation strategy started in the second half of 2011, with visible results in efficiency gains and improved competitive position, despite the challenging macroeconomic environment and the increasing competition in the market, in which convergence consolidates as a key trend in the sector.

Movistar Fusión, the first convergent offer in the market which unlocks the value of Telefónica España’s differential assets, remained as the key lever of the commercial activity in the quarter and continues to gain traction in the market. At the end of March 2013, Movistar Fusión customers stood at 1.7 million, with an improvement in the percentage of new customers and customers adding new services (47% of gross additions in the quarter), in addition with the volume of additional mobile lines contracted.

Movistar Fusión continue to drive the growth of value services, such as fibre and mobile broadband, and is impacting very positively on customer satisfaction levels, strengthening loyalty and improving Movistar’s quality premium compared to its competitors. Hence, fiber net additions totalled 60 thousand in the quarter and smartphone penetration notably accelerate to 41% (+10 percentage points year-on-year; +3 percentage points quarter-on-quarter).

Regarding the mobile business, the development of convergent offers in the low end market impacted on the evolution of net additions during the quarter as customers were migrated towards these products. As such, and in order to complement the current Telefónica España’s convergent portfolio, on 25 April the Company launched “Movistar Fusión Cero”, a new convergent offer which, at a cost of 35 euros per month, offers ADSL at 10 Mbps, a flat rate for national calls, 100 MB of mobile data and calls at 0 cents per minute, charging only the set-up fee. This new product tailored to low usage customers, is aimed to enhance our competitive positioning in this segment and to reduce the number of mobile lines losses.

January – March 2013

On top of that, on 1 April two new mobile tariffs were launched, “Movistar Cero” and “Movistar Total” to simplify the product portfolio, satisfying the needs of mobile-only customers and reinforcing the Company’s commercial position as well as generating operating efficiencies in the marketing process.

In a market trend progressively towards convergence and taking into account the increasing weight of Movistar Fusion in the customer base, the Company’s focus is centred in the performance of the operating revenues (fixed and mobile) ex handset sales, which better reflect the type and evolution of the business. These revenues amount to 3,145 million euros in the first quarter, 11.4% lower year-on-year and showed a stabilisation in its rate of decline compared to the previous quarter, due to the higher commercial traction of Movistar Fusión, which reached revenue break-even since January.

In addition, it should be highlighted the positive evolution of the OIBDA margin up to March (47.0%), reflecting Company’s strong transformation. This performance explains the cost savings leveraged on several efficiency measures implemented, like the new commercial model, the simplification of products and processes, the redundancy program, the improved quality of service and customer satisfaction, and the benefits of Telefónica’s scale.

Going forward throughout 2013, the Company will continue working on the efficiency programme execution, bringing additional savings in both operating expenses and CapEx through resources optimisation and in-sourcing.

Additionally, personnel expenses will reflect the impact of the new cost contention measures set out in the renewed Collective Agreement, which limits the salary increase to 1% up to 2014, and the temporary suspension of the Company’s contribution to the pension plan from 1 April 2013 until 30 June 2014.

At the end of March, Telefónica España managed a total of 42.7 million accesses, down 4% year-on-year.

Operating highlights at the fixed business were as follows:

•	Retail fixed telephony accesses fell by 4% compared with March 2012 and posted a quarterly net loss of 136 thousand accesses, 33% lower year-on-year.

•

Retail fixed broadband accesses grew by 3% year-on-year. Net additions in the quarter were 52 thousand and 180 thousand since the launch of Movistar Fusión in October 2012, exceeding net losses registered in 2011 and 2012 before the launch of Fusion, positively impacted by the lower churn in the quarter (1.8%; -0.3 percentage points year-on-year and -0.1 percentage points quarter-on-quarter).

Effective broadband ARPU (26.6 euros) decreased 10.3% year-on-year, reducing its rate of year-on-year decline for a second quarter in a row on the back of customers’ migration to the new tariffs and the better mix of customers, with a higher weight of fiber customers. However, ARPU performance at individual services is becoming less relevant after the launch of “Movistar Fusion” as it is impacted by the revenue allocation of convergent products between the fixed and mobile businesses.

Boosted by the success of “Movistar Fusión”, it is remarkable the continued growth of fiber customers, with net additions of 60 thousand in the quarter, up 23% year-on-year and connected households of 372 thousand, accounting for 16% of households passed (2.3 million households). Fiber customers continue to have higher ARPU and have a lower churn rate than ADSL customers.

•

Pay TV accesses performance remain impacted by the price increase of higher VAT applied to the service since September 2012 and the adverse macroeconomic environment, which translated in a quarterly net loss (-51 thousand accesses). However, the loss of accesses progressively eased along the quarter and in April an “Imagenio Familiar” promotion was launched for 10 euros per month (instead of 29.9 euros) until 31 August to foster new customer acquisition.

Highlights at the wireless business:

•

Total mobile accesses at the end of March fell by 7% year-on-year, with contract mobile accesses now accounting for 75% of the total (+2 percentage points year-on-year). Smartphone penetration stands at 41% (+10 percentage points year-on-year).

January – March 2013

Net additions in the quarter (-275 thousand) was impacted by the highly competitive environment, especially mobile virtual network operators with convergent offers in the low end market and the market shrinkage as a result of the adverse macroeconomic backdrop.

Churn stood at 2.3%, up 0.2 percentage points quarter-on-quarter driven by the market shrinkage, the strong competition and the success of convergent offers.

In terms of portability, Telefónica España registered a negative net contract balance of 181 thousand accesses in the quarter. However, low value customers explains the majority of this loss, with performance improving in the second part of the quarter thanks to the retention measures put in place.

•

ARPU fell by 16.1% year-on-year, in line with the previous quarter (-15.4%), mainly due to usage optimisation, lower prices of the new tariff portfolio and mobile interconnection rate cuts (-14.5% in April 2012 and -7.6% in October 2012). It should be highlighted that the evolution of ARPU at individual services is becoming less relevant after the launch of Movistar Fusion, as it is impacted by the revenue allocation of convergent products between the fixed and mobile businesses.

Revenues reached 3,260 million euros in the first quarter of 2013 (-16.4% year-on-year) and were impacted by the sharp decline in handset sales (-67.4% year-on-year, totalling 114 million euros) as a result of the removal of handset acquisition subsidies in March 2012.

Excluding handset sales, revenues would have fallen 11.4% year-on-year in the first quarter, stabilising the trend of decline compared with the previous quarter (-12.2% year-on-year), thanks to the higher commercial traction of Movistar Fusión, and the increased new services joined by these customers, which allowed to reach revenue break-even since January.

•	Fixed line revenues fell by 10.9% year-on-year, easing its declining rate vs. the previous quarter (-12.1% year-on-year) thanks to the positive impact of “Movistar Fusión” on commercial activity.

•	Mobile business revenues down 24.7% year-on-year in the quarter, largely due to the aforementioned decline in handset sales.

Mobile service revenues declined 13.6% with respect of the first three months of 2012 affected by cut in mobile termination (April and October 2012) and roaming (July 2012) rates. Excluding this impact, mobile service revenues would fell 11.9%, in line with the previous quarter (-11.7%) as the positive impact of the loyalty programme due to the lower level of handset upgrades (-59.4% year-on-year versus -43.3% in the fourth quarter of 2012) is offset by the higher drop in customer revenues (affected by the revenue allocation of Movistar Fusión between fixed and mobile customers and the quarterly evolution of the customer base).

Operating expenses reached 1,807 million euros and down 22.9% vs. January-Mach 2012. It should be highlighted the performance of commercial expenses, which continued to decline significantly (-37.6% year-on-year) mainly as a result of the new commercial model that removed handset subsidy. Breakdown by component is as follows:

•	Supply costs dropped 33.6% year-on-year basically due to lower mobile interconnection and equipment costs after the introduction of the new commercial policy.

•	Subcontracting expenses (-24.2% compared with the first quarter of 2012) showed the lower costs of subsidies and commissions and the simplification in processes, products and services.

•

Personnel expenses declined 3.6% year-on-year in the first quarter, reflecting the savings derived from the redundancy programme (40 million euros in the quarter vs the same period of previous year). At the end of March, Telefónica España headcount was 31,066 employees (-4.7% year-on-year).

OIBDA in the first three months of 2013 totalled 1,532 million, reflecting the efficiency gains already mentioned at the OIBDA margin with significant expansion of 5.1 percentage points in organic terms to 47.0%. In reported terms, OIBDA decreased by 7.9% year-on-year and 6.3% in organic terms (excluding the impact of the sale of non-strategic towers in the first quarter of 2012 for 28 million euros).

January – March 2013

CapEx up to March stood at 252 million euros, down 29.1% year-on-year, thanks to prioritisation in the allocation, quality improvement and lower complaints. This allowed total investment to be reduced while at the same time increasing resources for growth businesses such as fiber. It should be noted that the year-on-year evolution of CapEx cannot be extrapolated to the whole year due to the different phasing in both years.

Finally, operating cash flow (OIBDA-CapEx) totalled 1,279 million euros, stable year-on-year in organic terms.

Telefonica UK (year-on-year changes in local currency)

Telefónica UK delivered another set of improving results, driven by sustained commercial momentum in the contract segment despite a very competitive market environment. The “On&On” tariffs continued to be a strong driver for the solid trading activity in the quarter, which on top of a successful management of customers loyalty with market leading contract churn levels below 1%, resulted in a robust growth of the contract customer base.

Mobile service revenue trend continued to improve for a second consecutive quarter while OIBDA turned back to growth driven by revenue trend improvement, lower commercial costs and sound execution of efficiency measures.

To reinforce its commercial proposition and to adapt to customer needs, on the 16th of April the Company launched another market first with an innovative product called “O2 Refresh”. A bold tariff with a flexible approach to customer’s spending and a clear value for money proposition. The new portfolio provides the customer with a simple and transparent price scheme where service tariff and handset payment are clearly separated, affording more flexibility and enabling customers to “change phones as often as phones change”.

In the first quarter, Telefónica UK has sold its fixed business to focus activity on its core-mobile business. This transaction will not have any impact on financials till the second quarter of this year.

The higher contract mobile base drove the total access base to reach 23.9 million (+2% year-on-year) at the end of March 2013. It should be highlighted:

•

The mobile customer base grew 3% year-on-year and totalled 22.9 million at the end of the quarter, leveraged on the solid performance of the mobile contract customer base (+9% year-on-year). As a result, the contract mix increased 3 percentage points year-on-year and accounted for 53% of the mobile base.

•

Contract net additions posted sustained momentum, totalling 251 thousand (+13% year-on-year) despite the absence of 4G. Prepay net additions changed its trend in the quarter (-205 thousand vs 99 thousand in the fourth quarter) primarily due to seasonal factors.

•

Contract churn maintained at low levels in the first three months of the year, standing at 1.0% and improving 0.1 percentage points year-on-year and quarter-on-quarter despite lower retention activity. Total churn was 2.4%, improving 0.6 percentage points year-on-year and flat vs. the previous quarter.

•

Smartphone penetration increased 6 percentage points year-on-year and reached 47% in the first quarter reflecting the Company’s focus on high value customers (more than 93% of contract handset sales in the quarter being smartphones).

•	Voice traffic decreased 3% year-on-year in the first quarter, as a result of the continued impact of usage optimisation within the prepay segment, with contract voice remaining stable year-on-year.

•

ARPU trends are similar vs the fourth quarter of 2012 with a 6.4% decline ex-regulation (-10.0% year-on-year reported). Voice ARPU ex regulatory impacts decreased 11.2% year-on-year while data ARPU was down 1.1% year-on-year as a consequence of usage optimisation impacting SMS ARPUs.

Revenues totalled 1,605 million euros in the three months to March 2013 (-4.8% year-on-year). Excluding the impact from mobile termination rate cuts and roaming regulation, revenues would have decreased 1.0% year-on-year (+0.5% year-on-year in the fourth quarter of 2012) mainly affected by a growth slowdown in handset sales (+13.6% year-on-year in the first quarter vs. +30.7% in the fourth quarter last year).

January – March 2013

Mobile service revenue year-on-year trends improved for a second consecutive quarter (-7.3% in the first quarter 2013; -8.5% in the fourth quarter 2012) on the back of the continued growth in the contract base and reached 1,381 million euros. Excluding the impact of mobile termination rate cuts and roaming regulation, mobile service revenues would have decreased 2.9% (vs -4.2% in fourth quarter 2012). Non-SMS data revenue posted a solid performance (+16.4% year-on-year) and drove total data revenues growth of 2.0% year-on-year accounting now to 53% of mobile service revenues (+5 percentage points year-on-year).

OIBDA totalled 338 million euros in the first quarter (+3.1% year-on-year), back to growth driven by an increasing customer base leading to improved service revenue trends, lower commercial costs due to lower upgrade activity and a successful execution of efficiency measures across the business through various initiatives including network sharing, online at the core and leveraging scale in different areas such as procurement.

It should be highlighted that OIBDA was negatively impacted as the Company recorded restructuring expenses of 8 million euros in the first quarter of the year. As a result, OIBDA margin stood at 21.1% in the first quarter (+1.6 percentage points year-on-year).

CapEx declined 11.8% year-on-year excluding spectrum acquisition in the first quarter as the Company executes on the mobile network sharing agreement. Telefónica has successfully secured two blocks of 10 Mhz in the 800 Hz spectrum band for a total investment of 671 million euros, ensuring the best spectrum to deploy LTE services.

Telefonica Germany

In the first quarter of 2013, Telefónica Germany continued delivering on its strategy in a more active and competitive environment focused on smartphones.

In March 1st, Telefónica Germany launched the new “O2 Blue all-in” tariff portfolio; with the aim of further monetize the mobile data opportunity and enhancing customer experience with LTE. This new portfolio is already showing encouraging trends. In terms of tariff mix, “O2 Blue M” (30€), was the single most contracted tariff within the portfolio so far in acquisition and renewals, with good progression of sales in the L/XL tariff range as customer demand for mobile data increases and new LTE high speed areas are covered. The Company continued its LTE network rollout, with Munich and Berlin metropolitan areas already covered from end March.

In addition, Telefónica Germany signed a non-binding memorandum of understanding with Deutsche Telekom for a joint cooperation in the future development of next generation fixed networks.

Total access base grew 1% year-on-year to reach 25.3 million at the end of the quarter. Main highlights were:

•

The total mobile customer base posted a strong growth of 4% year-on-year and reached 19.3 million accesses driven by the positive performance of contract mobile customer base (+7% year-on-year to account for 53% of the mobile base at the end of March 2013; +2 percentage points year-on-year).

•	The success of the Company’s commercial strategy around smartphones and associated tariffs led to a smartphone penetration increase of 7 percentage points year-on-year to 28% at the end of March 2013.

•

Contract net additions totalled 92 thousand in the quarter (25 thousand total net additions). The lower trading in the quarter is the result of increased customer retention activity and efforts in acquisition from our competitors.

•	Contract churn continued at low levels reaching 1.5% (-0.2 percentage point year-on-year) thanks to the Company’s successful retention activity of high-value customers.

January – March 2013

•

Mobile ARPU[2] declined 7.1 % year-on-year in the quarter (-3.4% excluding mobile termination rates). This evolution is explained by the ongoing effects from contract renewals within the contract customer base, the lower incoming SMS revenues and the increased migration trend of high ARPU prepay customers to contract, that were not fully compensated by the increased adoption of smartphone tariffs.

•

Data ARPU grew 1.2% year-on-year in the quarter driven by the higher smartphone penetration and the success of tiered data pricing schemes incentivizing the upselling to higher value bundles, with steady increase in mobile data usage by our customers. Voice ARPU declined 13.8% as of March 2013 (-7.1% excluding mobile termination rate cut impact).

•

Retail broadband fixed internet accesses totalled 2.3 million in the quarter (-8% year-on-year). Net disconnections showed a better trend quarter-on-quarter in the quarter amounting to 41 thousand (vs. 54 thousand in Q4), partially leveraged on VDSL take up.

As a result, revenues amounted to 1,230 million euros in the quarter (-2.3% year-on-year) remaining stable year-on-year before the impact from mobile termination rate cuts. Handset revenues grew 23.5% year-on-year due to ongoing success of My Handy and an increasing mix of high-end smartphones sold vs. the previous year, compensating declines in wireless and wireline services.

Total mobile revenues reached 914 million euros in the quarter, 1.0% higher year-on-year.

Mobile service revenue declined 3.3% year-on-year in the quarter impacted by a mobile termination rate cut in December 2012. Excluding this regulatory impact, revenues would have increased 0.5%. The deceleration over previous quarters’ performance was mainly due to the result of lower trading momentum and declining ARPU performance in the contract segment.

Non-SMS data revenues were the main growth driver (+24.1% year-on-year) and already represent 63% of total data revenues (+9 percentage points year-on-year). As a result, mobile data revenues grew 5.5% in the quarter, accounting for 48% of mobile service revenues (+4 percentage points year-on-year).

Fixed revenues declined 10.7% year-on-year to 315 million euros in the quarter mainly influenced by both the continued decline in retail DSL customer base and the declining low margin fixed voice transit business.

OIBDA totalled 294 million euros in the first quarter, virtually stable year-on-year (-0.4%). The sequential slowdown in the growth rate is driven by revenue performance, increases in network and customer care expenses, which were partially compensated by year-on-year reductions in bad debt provisions coupled with additional efficiencies. As such, OIBDA margin expanded by 0.5 percentage points year-on-year to reach 23.9%.

CapEx amounted 146 million euros as of March 2013, with an increase of 8.3% year-on-year, on accelerated investment LTE network deployment to support future growth.

Telefonica Czech Republic (year-on-year changes in local currency)

Telefónica Czech Republic maintained a strong commercial traction in focused areas, which is reflected in the top line improvement excluding impact from regulation. The Company recorded a healthy total mobile customers’ growth driven by solid mobile net additions in the quarter both in contract and in prepay segments, with maintained growth in smartphone penetration. On the fixed business, fixed broadband continued to be driven by VDSL.

On 15 April, Telefónica Czech Republic substantially simplified its mobile tariff portfolio and launched new revolutionary FREE tariffs. The new portfolio which includes unlimited on-net calls and SMS in every package responded customer’s demand for simple and transparent offer. Moreover, it will help the Company to simplify its business model as with the new proposition it fully removed the handset subsidies.

[2]	Revenues from the “My Handy” model are not reported under mobile service revenues and are instead reported in handset revenues, thus smartphone device sales are not being reflected in ARPU.

January – March 2013

Total accesses, including Slovakia, grew 3% year-on-year and totalled 9.2 million at the end of March and were affected by the disconnection of 114 thousands accesses of inactive mobile contract customers in the first quarter of 2013 in Czech Republic. Main mobile operating performance highlights were as follows:

•

Total mobile customer base was affected by above mentioned disconnections and despite this mobile customers grew 2% year-on-year in the Czech Republic to reach 5.0 million at the end of the quarter with the contract segment accounting for 62% of the base.

•

Contract net additions totalled 43 thousand, excluding the disconnections (+57% year-on-year). Total net additions amounted 79 thousands excluding the adjustment vs negative net additions the previous year, leveraged on both, the good traction in the contract segment and the positive performance of the prepay segment in the quarter (+36 thousand net additions vs a net loss a year ago).

•

The total number of customers in Slovakia kept its strong growth (+15% year-on-year to 1.4 million at the end of the quarter) leveraged on the solid performance of the contract customers (+27% year-on-year) and to a lesser extent to the prepay segment growth (+5% year-on-year). Net additions totalled 44 thousand, and consequently contract mix continued to increase (+5 percentage points year-on-year) and represented already 49% of the total customer base at the end of the quarter.

•

Contract churn in the Czech business was at 2.2% in the quarter (+1.1 percentage points year-on-year), impacted by the commented adjustment in the customer base. Total churn increased 0.8 percentage points year-on-year to reach 2.7% in the quarter. Excluding the disconnections previously mentioned, contract churn continued to be low remaining at 1.0% and total churn reached 1.9% (flat year-on-year).

•

Smartphone penetration growth continued to accelerate (+6 percentage points year-on-year) and reached 16% at the end of the quarter, reflecting the Company’s focus on high-value customers after leading smartphone sales of over 67% of total handset sales in the quarter.

•

ARPU declined 14.0% year-on-year in the quarter (-9.6% year-on-year when excluding the impact of mobile termination rate cuts). ARPU excluding the impact of disconnecting inactive customers diluted 14.5% year-on-year due to mobile termination rates cuts and lower voice ARPU on the back of continuous competitive pressures. Data ARPU declined 5.8% year-on-year largely due to more SMS bundling in the packages.

In the fixed business it should be highlighted:

•	Fixed telephony accesses totalled 1.5 million at the end of the quarter, with 31 thousand net losses in the quarter.

•

Retail broadband internet accesses reached 900 thousand at the end of the quarter (+4% year-on-year). Quality improvement is also evident in this service as 288 thousand customers have already subscribed for the upgraded VDSL service, which represents 32% of the total xDSL base. The number of VDSL customers grew by 28 thousand in the quarter.

•	Pay TV customers rose 2% year-on-year and totalled 141 thousand at the end of the quarter.

Revenues for the Czech Republic and Slovakia improved its performance, when excluding mobile termination rate cuts, compared to the previous two quarters and reached 466 million euros in the first quarter (-4.6% year-on-year). Slovakia revenues continued to show strong quarterly growth of 13.8% year-on-year and reached 50 million euros.

In the quarter, mobile revenues reached 270 million euros (-4.0% year-on-year) and mobile service revenues 250 million euros (-6.6% year-on-year; -0.7% excluding mobile termination rate cuts). Mobile service revenues in Slovakia posted a solid growth of 10.8% year-on-year.

Fixed revenues totalled 196 million euros in the quarter (-5.4% year-on-year). xDSL and new services revenues advanced 2.4% year-on-year.

January – March 2013

OIBDA totalled 170 million euros in the quarter (-14.1% year-on-year) and was negatively affected by restructuring expenses of 14 million euros recorded in the first quarter of 2013. It is worth mentioning that in the first quarter of 2012 the Company also included restructuring expenses (7 million euros) but this negative impact was more than offset by the positive impact from the sale of the 1188 business (9 million euros). At the same time, the Company continued to post further savings in both commercial and non-commercial costs. As a result total operating costs declined 1.6% year-on-year in the quarter, despite the higher personnel costs affected by the higher restructuring expenses recorded in 2013. OIBDA margin was 36.5% in the quarter (-4.0 percentage points year-on-year).

CapEx reached 34 million euros in the quarter (-10.8% year-on-year). The Company continued to direct its investments largely into the capacity enhancement of its fixed and mobile broadband networks.

January – March 2013

TELEFÓNICA EUROPE

ACCESSES

Unaudited figures (thousands)

	2012				2013	% Chg
	March	June	September	December	March
Final Clients Accesses	97,875.1	97,683.4	97,423.4	97,575.5	96,861.8	(1.0)
Fixed telephony accesses (1)	16,378.5	16,178.4	15,948.2	15,849.3	15,653.0	(4.4)
Internet and data accesses	10,193.4	10,144.4	10,026.4	10,065.4	10,027.0	(1.6)
Narrowband	494.0	490.6	470.2	444.1	432.1	(12.5)
Broadband	9,651.6	9,608.0	9,510.7	9,576.2	9,548.1	(1.1)
Other (2)	47.7	45.9	45.5	45.1	46.8	(1.8)
Mobile accesses (3)	70,273.6	70,356.2	70,484.7	70,751.5	70,329.6	0.1
Prepay (4)	29,358.6	28,977.9	28,837.8	28,680.4	28,229.6	(3.8)
Contract (5)	40,914.9	41,378.3	41,646.9	42,071.1	42,099.9	2.9
Pay TV	1,029.7	1,004.4	964.1	909.3	852.2	(17.2)

Wholesale Accesses	5,389.1	5,496.3	5,605.9	5,684.3	5,820.7	8.0

Total Accesses	103,264.2	103,179.7	103,029.4	103,259.8	102,682.5	(0.6)

TELEFÓNICA EUROPE

MOBILE ACCESSES

Unaudited figures (thousands)

	2012				2013	% Chg
	March	June	September	December	March
Prepay percentage (%)	41.8%	41.2%	40.9%	40.5%	40.1%	(1.6 p.p.	)
Contract percentage (%)	58.2%	58.8%	59.1%	59.5%	59.9%	1.6 p.p.
MBB accesses (‘000)	22,616.1	23,429.1	24,004.8	25,499.1	26,321.0	16.4
MBB penetration (%)	32%	33%	34%	36%	37%	5.2 p.p.
Smartphone penetration (%)	30%	32%	33%	35%	37%	7.1 p.p.

Note:

•	Telefónica España mobile accesses include since 2013 the accesses of Tuenti and in 2012 they have been restated with the same criteria.

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL.
(2)	Retail circuits other than broadband.
(3)	First quarter of 2012 includes the disconnection of 2.0 million inactive accesses in Spain.
(4)	First quarter of 2012 includes the disconnection of 1.2 million inactive accesses in Spain.
(5)	First quarter of 2012 includes the disconnection of 800 thousand inactive accesses in Spain. First quarter of 2013 includes the disconnection of 114 thousand inactive accesses in Czech Republic.

January – March 2013

TELEFÓNICA EUROPE

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - March		% Chg
	2013	2012	Reported	Organic
Revenues	6,675	7,556	(11.7)	(10.5)
Internal exp. capitalized in fixed assets	117	120	(2.6)	(2.1)
Operating expenses	(4,462)	(5,197)	(14.1)	(12.6)
Supplies	(2,081)	(2,564)	(18.8)	(16.5)
Personnel expenses	(897)	(930)	(3.6)	(3.0)
Subcontracts	(1,376)	(1,567)	(12.2)	(11.4)
Bad debt provision	(55)	(67)	(17.9)	(17.6)
Taxes	(53)	(69)	(23.4)	(23.3)
Other net operating income (expense)	13	(10)	c.s.	c.s.
Gain (loss) on sale of fixed assets	6	40	(83.7)	n.m.
Impairment of goodwill and other assets	(1)	(1)	25.4	n.m.
Operating income before D&A (OIBDA)	2,348	2,508	(6.4)	(4.9)
OIBDA Margin	35.2%	33.2%	2.0 p.p.	2.1 p.p.
Depreciation and amortization	(1,220)	(1,252)	(2.5)	(2.0)
Operating income (OI)	1,128	1,256	(10.2)	(7.9)

Notes:

•	OIBDA and OI before management and brand fees.

•

From January 1st, 2013, Tuenti is included in the consolidation perimeter of T. España. Before it was included within “Other companies and eliminations” of Telefónica Group. As a consequence, the results of T. España, T. Europe and “Other companies and Eliminations” of Telefónica Group have been restated for the fiscal year 2012. As this is an intragroup change, Telefónica consolidated results for 2012 are not affected.

January – March 2013

TELEFÓNICA EUROPE

ACCESSES BY COUNTRY

Unaudited figures (Thousands)

	2012				2013
	March	June	September	December	March	% Chg
TELEFÓNICA ESPAÑA
Final Clients Accesses	40,218.3	39,811.8	39,213.1	38,821.7	38,196.6	(5.0)
Fixed telephony accesses (1)	12,103.5	11,947.5	11,770.5	11,723.0	11,587.2	(4.3)
Naked ADSL	32.4	30.6	28.4	25.0	22.9	(29.3)
Internet and data accesses	5,694.6	5,706.8	5,665.4	5,779.3	5,830.2	2.4
Narrowband	78.0	77.0	69.4	54.0	53.2	(31.7)
Broadband (2)	5,599.5	5,613.2	5,579.8	5,709.3	5,761.7	2.9
Other (3)	17.2	16.6	16.2	16.0	15.3	(11.3)
Mobile accesses (4)	21,607.3	21,365.0	21,017.6	20,608.7	20,119.3	(6.9)
Prepay (5)	5,760.5	5,577.3	5,407.1	5,180.5	4,966.5	(13.8)
Contract (6)	15,846.8	15,787.6	15,610.4	15,428.2	15,152.7	(4.4)
Pay TV	812.9	792.4	759.6	710.7	659.9	(18.8)

Wholesale Accesses	4,150.7	4,222.4	4,310.7	4,396.0	4,502.0	8.5
WLR (7)	461.8	470.9	479.6	481.2	485.9	5.2
Unbundled loops	2,984.1	3,060.7	3,157.9	3,262.0	3,358.1	12.5
Shared ULL	194.8	192.5	189.6	183.5	169.5	(13.0)
Full ULL (8)	2,789.3	2,868.2	2,968.3	3,078.5	3,188.6	14.3
Wholesale ADSL	704.1	690.2	672.7	652.3	657.6	(6.6)
Other (9)	0.6	0.6	0.5	0.5	0.4	(22.6)

Total Accesses	44,369.0	44,034.1	43,523.8	43,217.8	42,698.6	(3.8)

TELEFÓNICA UK
Final Clients Accesses	23,258.9	23,312.2	23,425.4	23,801.7	23,814.0	2.4
Fixed telephony accesses (1)	315.8	338.2	362.8	377.4	384.5	21.8
Internet and data accesses	617.8	602.0	579.5	560.1	519.4	(15.9)
Broadband	617.8	602.0	579.5	560.1	519.4	(15.9)
Mobile accesses	22,325.4	22,372.0	22,483.2	22,864.2	22,910.1	2.6
Prepay	11,162.6	10,958.5	10,863.9	10,962.9	10,758.0	(3.6)
Contract	11,162.8	11,413.5	11,619.2	11,901.3	12,152.1	8.9
Wholesale Accesses	31.4	34.1	36.4	40.5	42.4	35.0

Total Accesses	23,290.3	23,346.2	23,461.8	23,842.2	23,856.4	2.4

TELEFÓNICA GERMANY
Final Clients Accesses	23,943.3	24,070.1	24,215.2	24,284.9	24,218.9	1.2
Fixed telephony accesses (1)	2,403.5	2,352.5	2,296.3	2,249.0	2,212.8	(7.9)
Internet and data accesses	2,865.6	2,810.8	2,740.4	2,678.9	2,630.2	(8.2)
Narrowband	319.0	319.7	310.1	302.6	294.6	(7.6)
Broadband	2,546.6	2,491.1	2,430.3	2,376.3	2,335.6	(8.3)
Mobile accesses	18,595.5	18,834.2	19,113.8	19,299.9	19,324.5	3.9
Prepay	9,066.3	9,116.1	9,224.7	9,191.3	9,123.6	0.6
Contract	9,529.2	9,718.1	9,889.1	10,108.5	10,200.9	7.0
Pay TV	78.7	72.7	64.8	57.2	51.3	(34.8)
Wholesale Accesses	1,059.1	1,088.8	1,104.6	1,087.9	1,112.9	5.1

Total Accesses	25,002.3	25,158.9	25,319.9	25,372.8	25,331.8	1.3

TELEFÓNICA IRELAND
Internet and data accesses	26.4	28.7	29.5	31.0	31.7	20.2
Broadband	26.4	28.7	29.5	31.0	31.7	20.2
Mobile accesses	1,590.5	1,567.2	1,553.8	1,541.7	1,530.2	(3.8)
Prepay	830.0	796.3	777.4	759.7	739.5	(10.9)
Contract	760.5	770.9	776.4	782.0	790.7	4.0

Total Accesses	1,616.9	1,596.0	1,583.3	1,572.7	1,561.9	(3.4)

TELEFÓNICA CZECH REPUBLIC
Final Clients Accesses	7,620.9	7,643.1	7,694.1	7,740.3	7,672.7	0.7
Fixed telephony accesses (1)	1,555.8	1,540.2	1,518.6	1,499.9	1,468.4	(5.6)
Naked ADSL	247.2	263.4	273.8	285.9	289.7	17.2
VoIP	63.5	67.4	71.6	76.7	79.8	25.7
Internet and data accesses	989.0	996.1	1,011.6	1,016.1	1,015.5	2.7
Narrowband	97.1	93.9	90.7	87.6	84.3	(13.3)
Broadband	861.4	872.9	891.6	899.4	899.7	4.4
Other	30.5	29.3	29.3	29.1	31.6	3.5
Mobile accesses	4,938.0	4,967.6	5,024.2	5,082.9	5,047.8	2.2
Prepay	1,861.3	1,854.1	1,883.8	1,891.1	1,926.7	3.5
Contract (10)	3,076.7	3,113.5	3,140.4	3,191.7	3,121.1	1.4
Pay TV	138.1	139.2	139.7	141.4	140.9	2.1
Wholesale Accesses	147.9	151.1	154.2	159.9	163.4	10.5

Total Accesses	7,768.8	7,794.2	7,848.3	7,900.1	7,836.0	0.9

TELEFÓNICA SLOVAKIA
Mobile accesses	1,216.9	1,250.3	1,292.3	1,354.2	1,397.7	14.9
Prepay	678.1	675.6	681.0	694.9	715.3	5.5
Contract	538.8	574.7	611.4	659.3	682.5	26.7

Total Accesses	1,216.9	1,250.3	1,292.3	1,354.2	1,397.7	14.9

Note:

•	Telefónica España mobile accesses include since 2013 the accesses of Tuenti and in 2012 they have been restated with the same criteria.

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL.
(2)	ADSL, satellite, optical fiber and broadband circuits.
(3)	Leased lines.
(4)	First quarter of 2012 includes the disconnection of 2.0 million inactive accesses.
(5)	First quarter of 2012 includes the disconnection of 1.2 million inactive accesses.
(6)	First quarter of 2012 includes the disconnection of 800 thousand inactive accesses.
(7)	Wholesale Line Rental.
(8)	Includes naked shared loops.
(9)	Wholesale circuits.
(10)	First quarter of 2013 includes the disconnection of 114 thousand inactive accesses.

January – March 2013

TELEFÓNICA EUROPE

SELECTED OPERATING MOBILE BUSINESS DATA BY COUNTRY

Unaudited figures

	2012				2013
	Q1	Q2	Q3	Q4	Q1	% Chg Local Cur
TELEFÓNICA ESPAÑA
Traffic (Million minutes)	9,346	9,236	9,044	8,730	8,230	(11.9)
ARPU (EUR) (1)	21.9	21.4	21.4	19.8	18.4	(16.1)
Prepay (2)	9.3	9.2	9.5	8.1	7.5	(19.6)
Contract (3)	26.7	25.8	25.5	23.8	22.0	(17.4)
Data ARPU (EUR) (1)	6.5	6.5	6.5	6.5	6.5	0.0
% non-SMS over data revenues (4)	82.8%	85.2%	85.2%	87.5%	90.7%	8.0 p.p.
TELEFÓNICA UK
Traffic (Million minutes)	12,254	12,008	12,077	11,910	11,940	(2.6)
ARPU (EUR)	22.8	22.4	22.9	21.8	20.1	(10.0)
Prepay	9.9	9.5	9.7	9.1	8.0	(17.7)
Contract	35.8	35.1	35.5	33.7	31.1	(11.5)
Data ARPU (EUR)	10.9	11.4	11.8	11.6	10.6	(1.1)
% non-SMS over data revenues	43.6%	46.7%	48.0%	48.7%	49.7%	6.1 p.p.
TELEFÓNICA GERMANY
Traffic (Million minutes)	7,365	7,399	7,228	7,528	7,444	1.1
ARPU (EUR)	13.5	13.9	14.0	13.6	12.5	(7.1)
Prepay	5.3	5.5	5.7	5.5	5.0	(6.4)
Contract	21.4	21.7	21.8	21.0	19.3	(9.5)
Data ARPU (EUR)	6.0	6.1	6.2	6.2	6.1	1.2
% non-SMS over data revenues	53.9%	54.9%	57.9%	59.9%	63.4%	9.5 p.p.
TELEFÓNICA IRELAND
Traffic (Million minutes)	1,004	991	960	941	901	(10.3)
ARPU (EUR)	29.2	29.9	29.6	28.8	26.2	(10.2)
Prepay	19.5	20.4	20.4	20.4	18.0	(7.9)
Contract	40.1	39.9	39.0	36.9	34.1	(15.0)
Data ARPU (EUR)	13.0	13.6	13.5	13.4	13.4	2.7
% non-SMS over data revenues	45.7%	47.2%	48.5%	49.6%	50.9%	5.2 p.p.
TELEFÓNICA CZECH REPUBLIC (5)
Traffic (Million minutes)	2,330	2,404	2,359	2,499	2,419	3.8
ARPU (EUR) (6)	15.7	15.8	15.7	14.6	13.2	(14.0)
Prepay	6.8	7.2	7.1	6.6	5.9	(11.3)
Contract (6)	21.1	21.0	20.9	19.3	17.6	(15.2)
Data ARPU (EUR)	4.4	4.4	4.5	4.4	4.1	(5.8)
% non-SMS over data revenues	45.6%	45.2%	47.1%	47.4%	49.9%	4.2 p.p.

(1)	ARPU and year-on-year change affected by the disconnection of 2.0 million inactive accesses in the first quarter of 2012.
(2)	ARPU and year-on-year change affected by the disconnection of 1.2 million inactive accesses in the first quarter of 2012.
(3)	ARPU and year-on-year change affected by the disconnection of 800 thousand inactive accesses in the first quarter of 2012.
(4)	Non-SMS revenues include in 2013 the minimum consumption part of contract customers that corresponds to data revenues and Tuenti. Thus, 2012 figures have been restated.
(5)	KPIs for mobile business in Czech Republic do not include Slovakia.
(6)	ARPU and year-on-year change affected by the disconnection of 114 thousand inactive accesses in the first quarter of 2013.

Notes:

•	ARPU calculated as monthly quarterly average.

•

Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

•	T. España ARPU is affected by the entrance of Tuenti in its consolidation perimeter in 2013, and in 2012 it has been restated with the same criteria.

January – March 2013

TELEFÓNICA EUROPE

CUMULATIVE SELECTED OPERATING MOBILE BUSINESS DATA BY COUNTRY

Unaudited figures

	2012				2013
	Jan-Mar	Jan-Jun	Jan-Sep	Jan-Dec	Jan-Mar	% Chg Local Cur
TELEFÓNICA ESPAÑA
Traffic (Million minutes)	9,346	18,581	27,625	36,355	8,230	(11.9)
ARPU (EUR) (1)	21.9	21.7	21.4	20.6	18.4	(16.1)
Prepay (2)	9.3	9.2	9.4	8.8	7.5	(19.6)
Contract (3)	26.7	26.3	25.7	24.7	22.0	(17.4)
Data ARPU (EUR) (1)	6.5	6.5	6.5	6.5	6.5	0.0
% non-SMS over data revenues (4)	82.8%	84.0%	84.4%	85.1%	90.7%	8.0 p.p.
TELEFÓNICA UK
Traffic (Million minutes)	12,254	24,263	36,340	48,250	11,940	(2.6)
ARPU (EUR)	22.8	22.6	22.7	22.5	20.1	(10.0)
Prepay	9.9	9.7	9.7	9.6	8.0	(17.7)
Contract	35.8	35.4	35.5	35.0	31.1	(11.5)
Data ARPU (EUR)	10.9	11.2	11.4	11.4	10.6	(1.1)
% non-SMS over data revenues	43.6%	45.2%	46.1%	46.8%	49.7%	6.1 p.p.
TELEFÓNICA GERMANY
Traffic (Million minutes)	7,365	14,763	21,991	29,519	7,444	1.1
ARPU (EUR)	13.5	13.7	13.8	13.8	12.5	(7.1)
Prepay	5.3	5.4	5.5	5.5	5.0	(6.4)
Contract	21.4	21.6	21.7	21.5	19.3	(9.5)
Data ARPU (EUR)	6.0	6.1	6.1	6.2	6.1	1.2
% non-SMS over data revenues	53.9%	54.4%	55.6%	56.7%	63.4%	9.5 p.p.
TELEFÓNICA IRELAND
Traffic (Million minutes)	1,004	1,995	2,955	3,896	901	(10.3)
ARPU (EUR)	29.2	29.5	29.6	29.4	26.2	(10.2)
Prepay	19.5	19.9	20.1	20.2	18.0	(7.9)
Contract	40.1	40.0	39.7	39.0	34.1	(15.0)
Data ARPU (EUR)	13.0	13.3	13.4	13.4	13.4	2.7
% non-SMS over data revenues	45.7%	46.5%	47.1%	47.7%	50.9%	5.2 p.p.
TELEFÓNICA CZECH REPUBLIC (5)
Traffic (Million minutes)	2,330	4,734	7,093	9,592	2,419	3.8
ARPU (EUR) (6)	15.7	15.8	15.8	15.5	13.2	(14.0)
Prepay	6.8	7.0	7.0	6.9	5.9	(11.3)
Contract (6)	21.1	21.1	21.0	20.6	17.6	(15.2)
Data ARPU (EUR)	4.4	4.4	4.5	4.4	4.1	(5.8)
% non-SMS over data revenues	45.6%	45.4%	46.0%	46.3%	49.9%	4.2 p.p.

(1)	ARPU and year-on-year change affected by the disconnection of 2.0 million inactive accesses in the first quarter of 2012.
(2)	ARPU and year-on-year change affected by the disconnection of 1.2 million inactive accesses in the first quarter of 2012.
(3)	ARPU and year-on-year change affected by the disconnection of 800 thousand inactive accesses in the first quarter of 2012.
(4)	Non-SMS revenues include in 2013 the minimum consumption part of contract customers that corresponds to data revenues and Tuenti. Thus, 2012 figures have been restated.
(5)	KPIs for mobile business in Czech Republic do not include Slovakia.
(6)	ARPU and year-on-year change affected by the disconnection of 114 thousand inactive accesses in the first quarter of 2013.

Notes:

•	ARPU calculated as monthly quarterly average of each period.

•

Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

•	T. España ARPU is affected by the entrance of Tuenti in its consolidation perimeter in 2013, and in 2012 it has been restated with the same criteria.

January – March 2013

TELEFÓNICA EUROPE

SELECTED FINANCIAL DATA BY COUNTRY

Unaudited figures (Euros in millions)

	January - March
	2013	2012	% Chg	% Chg Local Cur
TELEFÓNICA ESPAÑA
Revenues	3,260	3,901	(16.4)
Revenues ex-handset revenues	3,145	3,550	(11.4)
Wireless Business	1,286	1,707	(24.7)
Mobile service revenues	1,171	1,356	(13.6)
Data revenues (1)	399	431	(7.4)
Handset revenues	114	351	(67.4)
Wireline Business	2,220	2,493	(10.9)
FBB and new services (2)	1,078	1,129	(4.4)
Voice & access revenues	1,041	1,218	(14.5)
Other	101	147	(30.9)
OIBDA	1,532	1,663	(7.9)
OIBDA margin	47.0%	42.6%	4.3 p.p.
CapEx	252	356	(29.1)
OpCF (OIBDA-CapEx)	1,279	1,308	(2.2)
TELEFÓNICA UK
Revenues	1,605	1,719	(6.6)	(4.8)
Mobile service revenues	1,381	1,518	(9.0)	(7.3)
Data revenues	726	725	0.2	2.0
Handset revenues and other	224	201	11.5	13.6
OIBDA	338	334	1.2	3.1
OIBDA Margin	21.1%	19.4%	1.6 p.p.
CapEx (3)	842	198	n.m.	n.m.
OpCF (OIBDA-CapEx) (3)	(504)	136	c.s.	c.s.
TELEFÓNICA GERMANY
Revenues	1,230	1,258	(2.3)
Wireless Business	914	904	1.0
Mobile service revenues	733	758	(3.3)
Data revenues	354	336	5.5
Handset revenues	180	146	23.5
Wireline Business	315	353	(10.7)
FBB and new services (2)	226	251	(10.2)
Voice & access revenues	88	97	(9.9)
Other	2	4	(55.9)
OIBDA	294	295	(0.4)
OIBDA margin	23.9%	23.4%	0.5 p.p.
CapEx	146	134	8.3
OpCF (OIBDA-CapEx)	148	160	(7.6)
TELEFÓNICA IRELAND
Revenues	136	155	(12.1)
Mobile service revenues	123	143	(13.9)
Data revenues	62	63	(1.9)
Handset revenues and other	13	12	10.7
OIBDA	24	31	(23.0)
OIBDA Margin	17.4%	19.9%	(2.5 p.p. )
CapEx	9	14	(36.8)
OpCF (OIBDA-CapEx)	15	17	(11.8)
TELEFÓNICA CZECH REPUBLIC (4)
Revenues	466	496	(6.2)	(4.6)
Wireless Business	270	285	(5.4)	(4.0)
Mobile service revenues	250	272	(8.0)	(6.6)
Data revenues	75	75	0.9	2.5
Handset revenues	19	13	47.9	50.2
Wireline Business	196	211	(7.2)	(5.4)
FBB and new services (2)	100	100	0.4	2.4
Voice & access revenues	95	110	(14.0)	(12.3)
Other	1	1	(20.6)	(19.1)
OIBDA	170	201	(15.5)	(14.1)
OIBDA margin	36.5%	40.5%	(4.0 p.p. )
CapEx	34	39	(12.4)	(10.8)
OpCF (OIBDA-CapEx)	136	162	(16.3)	(14.8)

Notes:

•	OIBDA before management and brand fees.

•

From January 1st, 2013, Tuenti is included in the consolidation perimeter of T. España. Before it was included within “Other companies and eliminations” of Telefónica Group. As a consequence, the results of T. España, T. Europe and “Other companies and Eliminations” of Telefónica Group have been restated for the fiscal year 2012. As this is an intragroup change, Telefónica consolidated results for 2012 are not affected.

(1)	T. España wireless data revenues include in 2013 the minimum consumption part of contract customers that corresponds to data revenues. Thus, 2012 figures have been restated.
(2)	Includes FBB conectivity services (retail and wholesale), including value added services, TV services, ICT revenues and other services over conectivity.
(3)	CapEx includes 671 million euros from the spectrum acquired in the first quarter of 2013.
(4)	Includes Slovakia.

January – March 2013

04

ADDENDA

Key Holdings of the Telefónica Group

TELEFÓNICA LATINOAMÉRICA

% Stake
Telefónica Móviles Peru	100.0
Telefónica de Argentina	100.0
Telefónica Móviles Argentina	100.0
Telefónica Móviles Chile	100.0
Telefónica Móviles Mexico	100.0
Telefónica Móviles Guatemala	100.0
Telefónica Venezuela	100.0
Telefónica Ecuador	100.0
Telefónica Móviles Panama	100.0
Telefónica Móviles Uruguay	100.0
Telefonía Celular Nicaragua	100.0
Telefónica Costa Rica	100.0
Telefónica Móviles El Salvador	99.2
Telefónica del Peru	98.5
Telefónica Chile	97.9
Telefónica Brazil	73.9
Telefónica Colombia	70.0

TELEFÓNICA EUROPE

% Stake
Telefónica de España	100.0
Telefónica Móviles España	100.0
Telefónica UK	100.0
Telefónica Germany	76.8
Telefónica Czech Republic (1) (2)	69.4
Telefónica Ireland	100.0
Tuenti	91.4
Telyco	100.0
T. Soluciones de Informatica y
Comunicaciones de España	100.0
Telefónica Telecomunic. Públicas	100.0
Iberbanda	100.0
Acens Technologies	100.0

(1)	70.3% including treasury shares.
(2)	It includes 100% of Telefónica Slovakia.

OTHER STAKES

% Stake
Telefónica de Contenidos	100.0
T. Intern. Wholesale Serv. (TIWS)	100.0
Telco SpA (1)	46.2
DTS, Distribuidora de Televisión Digital	22.0
China Unicom	5.0
Portugal Telecom	1.7
BBVA	0.8

(1)	Telefónica holds an indirect stake of the ordinary share capital (with voting rights) of Telecom Italia through Telco of approximately 10.46%. If we take into account the saving shares (azioni di risparmio), which do not have voting rights, the indirect stake of Telefónica over Telecom Italia would be 7.19%.

January – March 2013

ADDENDA

Changes to the Perimeter

During the first quarter of 2013 there were no relevant changes in the perimeter of consolidation.

January – March 2013

DISCLAIMER

This document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefónica.

Finally, it is stated that neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: May 8th, 2013	By:	/s/ Miguel Escrig Meliá
Name: Miguel Escrig Meliá
Title: Chief Financial Officer